



FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

STOLT OFFSHORE S.A.

(Translation of registrant's name into English)

c/o Stolt Offshore M.S. Ltd.
Dolphin House
Windmill Road
Sunbury-on-Thames
Middlesex TW16 7HT
ENGLAND

(Address of principal executive offices)

PROCESSED
MAY 1 4 2002
THOMSON FINANCIAL

1 of 88

In accordance with General Instruction B, item (iii), included in this filing of Form 6-K are the following materials regarding Annual General Meeting for Stolt Offshore S.A., a Luxembourg company, to be held on May 2, 2002, together with Annual Report to Shareholders covering the Company's fiscal year ended November 30, 2001:

1. Chairman's letter dated March 26, 2002 *inter alia* advising of Annual General Meeting and of Shareholder Information Meetings to be held in New York City on March 28, 2002 and in Oslo, Norway on April 3, 2002.

2. Notice of Annual General Meeting dated March 26, 2002, with (i) biographies of Director nominees and (ii) unconsolidated financial statements of the Company (including Statutory Auditors' Report and Directors' Report) forming a part thereof.

3. Annual Report to Shareholders in respect of the Company and its subsidiaries on a consolidated basis.

4. Depositary's Notice (of Citibank, N.A.) re Annual General Meeting of Stolt Offshore S.A.

5. Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs).

The above materials were mailed on March 26, 2002 by Citibank, N.A. to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of March 22, 2002.

Stolt Offshore S.A.



A subsidiary of
Stolt-Nielsen S.A.

c/o Stolt Offshore M.S. Limited
Dolphin House
Windmill Road
Sunbury-on-Thames
Middlesex TW16 7HT
England

Tel: + 44 1932 773700
Fax: + 44 1932 773701
www.stoltoffshore.com

March 26, 2002

DEAR SHAREHOLDER:

The Annual General Meeting of Shareholders of Stolt Offshore S.A. will be held on Thursday, May 2, 2002 at 3:00 p.m. at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

Due to the fact that the Company is a Luxembourg holding company, our affairs are governed by the provisions of the Luxembourg Company Law. Under these provisions and the provisions of the Company's Articles of Incorporation, the Annual General Meeting relates to and considers matters of a more formal nature, including the affairs of the holding Company on an unconsolidated basis. The matters to be addressed at the Annual General Meeting are restricted to those on the attached Notice.

In line with previous practice, we will also be holding informal shareholder information meetings in the U.S. and in Norway. Presentations concerning the Company's business will be made, followed by a question and answer session. The meeting in New York City will take place on Thursday, March 28, 2002 at 9:30 a.m. at Citibank, 399 Park Avenue, 12th Floor; in Oslo the meeting will be on Wednesday, April 3, 2002 at 8:30 a.m. at Den norske Bank ASA, Auditorium, Stranden 21.

Enclosed with this mailing is the Notice of Annual General Meeting of Shareholders, Proxy Card for Common Shares relating thereto, together with the 2001 Annual Report to Shareholders. Common Shareholders of record at the close of business on March 22, 2002 will be entitled to vote at the Annual General Meeting.

If you wish your Common Shares to be voted at the Annual General Meeting, please promptly sign, date, and return the enclosed Proxy Card to assure that they will be received in time.

The Company's Board of Directors recommends that you vote in favor of the matters to be considered at the meeting.

Sincerely,

J. Stolt-Nielsen

JACOB STOLT-NIELSEN
Chairman of the Board

Stolt Offshore S.A.



Société Anonyme Holding
R. C. Luxembourg B. 43172
Registered Office:
26, rue Louvigny
L-1946 Luxembourg

Mailing address:
c/o Stolt Offshore M.S. Ltd.
Dolphin House
Windmill Road
Sunbury-on-Thames
Middlesex TW16 7HT
England

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS ON MAY 2, 2002

The Annual General Meeting of Shareholders of Stolt Offshore S.A. (the "Company") will be held at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg, on Thursday, May 2, 2002 at 3:00 p.m., for the following purposes:

(1) To approve the holding of the Annual General Meeting on May 2, 2002, in variation from the date (third Thursday in April) set forth in Article 25 of the Company's Articles of Incorporation;

(2) To consider (i) the Report of Arthur Andersen, Luxembourg, Statutory Auditors of the Company, and (ii) the Report by the Board of Directors of the Company, in respect of the unconsolidated financial statements of the Company for the fiscal year ended November 30, 2001 (copy attached);

(3) To approve the unconsolidated balance sheet of the Company for the fiscal year ended November 30, 2001;

(4) To approve the unconsolidated profit and loss statement of the Company for the fiscal year ended November 30, 2001;

(5) To discharge the Board of Directors and Statutory Auditors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2001;

(6) To authorize the Company, or any wholly-owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorization being granted for purchases completed on or before August 31, 2003;

(7) To elect eight directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected and qualified (list of nominees attached); and

(8) To elect the Statutory Auditors of the Company for a term to expire at the next Annual General Meeting of Shareholders.

The Board of Directors of the Company has determined that Common Shareholders of record at the close of business on March 22, 2002 will be entitled to vote at the aforesaid meeting and at any adjournments thereof.



JACOB STOLT-NIELSEN
Chairman of the Board

Dated: March 26, 2002

To assure your representation at the Annual General Meeting, Common Shareholders are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The giving of such Proxy will not affect such Common Shareholder's right to revoke such Proxy or vote in person should you later decide to attend the meeting.

BIOGRAPHIES OF NOMINEES FOR DIRECTOR

Jacob Stolt-Nielsen

Mr. Jacob Stolt-Nielsen has served as Chairman of the Board of Stolt Offshore S.A. since 1993. He is currently Chairman of the Board for Stolt-Nielsen S.A. and served as Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until 2000. He founded Stolt-Nielsen Seaway AS in 1973. He holds a degree from Handelsgymnasium, Haugesund, Norway. He is a Norwegian citizen.

James B. Hurlock

Mr. Hurlock was appointed a Director of the Company in February 2002. He is a retired partner of the law firm of White & Case and served as the Chairman of its Management Committee from 1980 to 2000. He participated in the formation and served on the Board of Northern Offshore Ltd. which during the 1970s operated diver lock-out submarines and provided other services to the offshore oil industry. He holds a BA Degree from Princeton University, an MA Jurisprudence from Oxford University and a JD from Harvard Law School. He is a U.S. citizen.

Haakon Lorentzen

Mr. Lorentzen has been nominated to serve as a Director of the Company. He is Managing Director of Lorentzen Empreendimentos SA of Rio de Janeiro, a diversified holding company with investments in Aracruz Celulose SA, Cia. Norsul Navegacao and a diversified IT portfolio. He is also a Director of Aracruz Celulose, Ideiasnet, Advicenet, Intellibridge, CEAL, and WWF Brazil. He holds a Bachelors Degree in Economics from Pontificia Univesidade Catalica do Rio de Janeiro and a Harvard Business School Post Graduate Degree. Mr. Lorentzen is a resident of Brazil. He is Norwegian citizen.

Fernand Poimboeuf

Mr. Poimboeuf has been a Director since 1998. He has had a career of 33 years with Elf Aquitaine that included periods as Deputy General Manager in Gabon, Executive Vice President of Texasgulf Inc. in Houston and General Manager in Angola. He graduated from the Ecole des Mines in Paris and specialized in Petroleum Engineering at the University of Texas. He is a French citizen.

J. Frithjof Skouverøe

Mr. Skouverøe has been a Director since 1993. He is Owner and Chairman of Concentus AS, a Norwegian/Swedish Industrial Group. He is also a member of the Board of Ocean Rig ASA, an offshore drilling contractor listed on the Oslo Stock Exchange. He was Chairman of the Board and Chief Executive Officer of Seaway from 1990 until it was acquired by Stolt-Nielsen S.A. in 1992. From 1985 to 1990 he was President and Second Vice Chairman of Seaway. From 1982 until 1985 Mr. Skouverøe served as President of Stolt-Nielsen Seaway Contracting A/S, a predecessor of Seaway. He holds an MBA from INSEAD and a Masters degree in Mechanical Engineering from the Technical University of Norway. He is a Norwegian citizen.

Niels G. Stolt-Nielsen

Mr. Stolt-Nielsen has been a Director of the Company since 1999. Mr. Stolt-Nielsen has also served as a Director of Stolt-Nielsen S.A. since 1996. In 2000 he was appointed to the position of Chief Executive Officer of Stolt-Nielsen S.A. From 1996 until September 2001 he held the position of Chief Executive Officer, Stolt Sea Farm. He previously worked in the Stolt-Nielsen Transportation Group. He is the son of Mr. Jacob Stolt-Nielsen. He graduated from Hofstra University in 1990 with a BS degree in Business and Finance. He is a Norwegian citizen.

Bernard Vossier

Mr. Vossier has been a Director since 2000 and has served as Chief Executive Officer of the Company since May 1995. He previously served as Chief Operating Officer of the Company from

December 1994 to May 1995. He joined Comex, a predecessor to the Company, in 1974 and has held numerous management positions in operations and marketing. He has a degree in General Mechanics from the Technical School of St. Vallier. He is a French citizen.

Mark Woolveridge

Mr. Woolveridge has been a Director since 1993 and was elected Deputy Chairman on February 18, 2002. He held a number of positions with BP since 1968 and most recently served as Chief Executive of BP Engineering from 1989 until his retirement in 1992. He also was General Manager, Oil and Gas Developments, responsible for field development projects in the U.K. and Norwegian sectors of the North Sea, and served on the Board of BP Oil Ltd. He holds a Masters degree from Cambridge University and is a Fellow of the Royal Academy of Engineering and of the Institute of Mechanical Engineers. He is a British citizen.

STOLT OFFSHORE S.A.
(formerly Stolt Comex Seaway S.A.)

DIRECTORS' REPORT FOR 2001 AND

ANNUAL ACCOUNTS AS OF NOVEMBER 30, 2001 AND 2000

TOGETHER WITH AUDITORS' REPORT



ANDERSEN

Arthur Andersen
Réviseurs d'Entreprises

6, rue Jean Monnet
L-2180 Luxembourg

Téléphone +352 42 22 33-1
Fax +352 42 22 32

www.andersen.com

To the Shareholders of
Stolt Offshore S.A.

We have audited the accompanying balance sheets of Stolt Offshore S.A. (a Luxembourg holding company) as of November 30, 2001 and 2000 and the related statements of profit and loss for the years then ended, and have read the related Directors' Report. These financial statements and the Directors' Report are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit and to check the consistency of the Directors' Report with them.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Stolt Offshore S.A. as of November 30, 2001 and 2000 and the results of its operations for the years then ended.

The Directors' Report is in accordance with the financial statements.

ARTHUR ANDERSEN
Independent Auditors

March 1, 2002

STOLT OFFSHORE S.A.
Societe Anonyme
Luxembourg, 26, rue Louvigny, L-1946
R.C. Luxembourg B. 43.172

Report of the Board of Directors to the Annual General Meeting of
Stolt Offshore S.A.
to be held at the offices of Services Generaux de Gestion, Gestion S.A.,
23 avenue Monterey, L - 2086 Luxembourg.
May 2, 2002

Gentlemen:

We are pleased to submit for your approval the Balance Sheet as of November 30, 2001 and the Statement of Profit and Loss for the year ended November 30, 2001.

The investment in and advances to subsidiaries amounted to U.S. $677,072,000 at November 30, 2001. There were no dividends declared by and receivable from subsidiaries at November 30, 2001. The net profit for the year ended November 30, 2001 was U.S. $nil. No dividends were declared or paid during 2001 or 2000. Retained earnings to be carried forward are U.S. $nil.

By special vote we ask you to discharge the Directors and the Statutory Auditors of the Company for the year ended November 30, 2001.

Furthermore, we request that you elect the Statutory Auditors of the Company for a new statutory term of one year.

Finally, we request you to re-elect as Directors of the Company, Mr. Jacob Stolt-Nielsen, Mr. Fernand Poimboeuf, Mr. J. Frithjof Skouveroe, Niels G. Stolt-Nielsen, Mr. Bernard L Vossier and Mr. Mark Woolveridge. Mr. Haakon Lorentzen and Mr. James B Hurlock have been nominated for election at the forthcoming Annual General Meeting and Mr. Christopher J. Wright, Mr. John P. Laborde and Mr. Pierre Laborie will be retiring at the Annual General Meeting on May 2, 2002.





Bernard L. Vossier

J. Frithjof Skouveroe

March 1, 2002

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STOLT OFFSHORE S.A.

BALANCE SHEETS AS OF NOVEMBER 30, 2001 AND 2000
(in thousands of United States dollars)

	Notes	2001	2000
FIXED ASSETS:			
Investments	3	677,072	677,072
CURRENT ASSETS:			
Receivables		11,850	11,784
Cash and cash equivalents		13	31
		11,863	11,815
PREPAID EXPENSES		-	18
TOTAL ASSETS		688,935	688,905

	Notes	2001	2000
SHAREHOLDERS' EQUITY:			
Subscribed capital	4	208,457	208,306
Share premium	4	468,805	468,569
		677,262	676,875
OTHER DEBTS:			
Due within less than one year		11,673	12,030
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		688,935	688,905

The accompanying notes are an integral part of these financial statements.

STOLT OFFSHORE S.A.

STATEMENTS OF PROFIT AND LOSS
FOR THE YEARS ENDED NOVEMBER 30, 2001 AND 2000

(in thousands of United States dollars)

	2001	2000
EXPENSES		
Parent company guarantees - charges	2,341	2,441
Other charges	1,286	449
	3,627	2,890
EXTRAORDINARY EXPENSES		
Loss on sale of investment	-	1,996
INCOME		
Parent company guarantees - reimbursements	2,341	2,441
Other cost reimbursement income	1,280	437
Interest income	6	12
	3,627	2,890
EXTRAORDINARY INCOME		
Reimbursement of loss on sale of investment	-	1,996
NET INCOME FOR THE YEAR	-	-

The accompanying notes are an integral part of these financial statements.

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STOLT OFFSHORE S.A.

Notes to the financial statements as of November 30, 2001 and 2000

(Currency - United States dollars)

1. ORGANIZATION

Stolt Offshore S.A., formerly Stolt Comex Seaway S.A., ("the Company") is a holding company incorporated under the laws of Luxembourg on March 10, 1993.

The object of the Company is to invest in subsidiaries which will provide technologically sophisticated offshore and subsea engineering, flowline, trunkline and pipeline lay, construction, inspection and maintenance services, predominantly for the offshore oil and gas industry. More generally, the Company may invest in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses it will administer and exploit; it may lend or borrow with or without security, provided that any monies so borrowed may only be used for the purpose of the Company, or companies which are subsidiaries of or associated with or affiliated to the Company; in general it may undertake any operations directly or indirectly connected with these objects whilst nevertheless remaining within the limits set out by the law on holding companies of the 31st of July, 1929.

The registered office of the Company is at 26, rue Louvigny, L - 1946, Luxembourg.

The Company is exempted from preparing consolidated accounts under Luxembourg corporate law. However, a consolidation, including the financial statements of Stolt Offshore S.A. and of its investee companies, is prepared and ultimately consolidated into Stolt-Nielsen S.A ("SNSA") whose registered office is 23, avenue Monterey, L - 2086, Luxembourg. The Company is reimbursed by its subsidiaries for certain general expenses incurred on behalf of the subsidiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records in United States dollars, and presents its annual accounts in accordance with generally accepted accounting principles in Luxembourg, which include the following significant accounting policies:

2.1 Investments

Investments are stated at cost less any permanent impairment in value. Earnings in investee companies are recognized when, and to the extent, dividends are received from investee companies.

2.2 Foreign currency translation

Assets and liabilities stated in currencies other than United States dollars have been translated at the exchange rate prevailing at the date of the balance sheet. Non-United States dollar denominated income and expenses are translated at the rate prevailing at the date of the transaction. Realized and unrealized exchange gains and losses are recorded in the statement of profit and loss.

Investments stated in a currency other than United States dollars are recorded and maintained at historical cost.

2.3 Share Option Plan

The Company has elected to account for its stock based compensation awards to employees and directors of the Group in accordance with the United States generally accepted accounting principles requirements under Accounting Principles Board Opinion No. 25.

3. INVESTMENTS

The investments carried by the Company consist of the following (in thousands of United States dollars):

Name of the company	Country	Percentage held		Cost		Share of underlying net equity	
		2001	2000	2001	2000	2001	2000
SCS Holdings N.V.	Netherlands	100%	100%	245,934	245,934	245,932	245,934
Stolt Comex Seaway B.V.	Netherlands	100%	100%	268,935	268,935	591,951	556,534
Jarius Investments Limited	Gibraltar	100%	100%	136,000	136,000	135,992	136,000
SCS Shipping Limited	United Kingdom	100%	100%	18,823	18,823	35,482	33,840
SCS Holdings Limited	United Kingdom	100%	100%	7,380	7,380	73,503	74,758

The underlying equity of $1,082,860,000 (2000: $1,047,066,000) is based on financial statements (translated at the year-end exchange rate) in which the accounting policies of the applicable countries of incorporation which may differ from accounting policies in Luxembourg have been applied.

The Directors of the Company believe that these assets are fairly stated and consequently no write-down has been recorded.

4. SHARE CAPITAL

The Company has authorized share capital of 140,000,000 Common Shares, par value $2.00 per share and 34,000,000 Class B Shares, par value $2.00 per share. Class B Shares are convertible into Common Shares, on a two-for-one basis, at any time at the option of the Class B shareholders.

On March 7, 2001, the Company reorganized the share structure of the Company by increasing the authorized share capital of the Company from 102,000,000 to 140,000,000 Common Shares and reclassifying all outstanding Class A Shares to Common Shares on a one-for-one basis.

On February 4, 2000 the Company issued 6,142,857 Class A Shares, which have subsequently been reclassified to Common Shares on a one-for-one basis, as partial consideration for its acquisition of the French offshore construction and engineering company ETPM S.A ("ETPM"). ETPM was a wholly owned subsidiary of Groupe GTM S.A., the construction affiliate of Suez Lyonnaise des Eaux S.A.

During 2000, the Company, through a series of transactions, issued 19,775,223 Class A Shares, which have subsequently been reclassified to Common Shares on a one-for-one basis, to Stolt-Nielsen S.A. ("SNSA") for cash of $200.0 million

On December 7, 1999 the Company issued 1,758,242 Class A Shares, which have subsequently been reclassified to Common Shares on a one-for-one basis, as partial consideration for its acquisition of the 49% in NKT Flexibles I/S.

As of November 30, 2001, 70,228,536 Common Shares and 34,000,000 Class B Shares were outstanding. SNSA hold 42% of the Common Shares and 100% of the Class B Shares which represents an economic interest of 53% of the Company and 61% of the voting rights.

Common Shares and Class B Shares vote as a single class on all matters submitted to a vote of shareholders, with each share entitled to one vote, with the exception of recapitalization, reclassification or similar transactions affecting the relative rights, preferences and priorities of the Common Shares and Class B Shares, which require an affirmative vote of the holders of a majority of the outstanding Common Shares and Class B Shares each voting as a separate class. With respect to liquidation and dividend rights, the Class B Shares receive $0.005 per share for each $0.01 per Common Share.

5. LEGAL RESERVE

Under Luxembourg law an amount equal to at least 5% of the annual income must be appropriated to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution. The legal reserve may also be satisfied by allocation of the required amount at the time of issuance of shares or by a transfer from share premium.

6. SHARE OPTION PLAN

On April 28, 1993 the Company adopted a share option plan ("the Plan") covering 7.7 million shares represented by Common Shares, Class A Shares or any combination thereof not exceeding 7.7 million. Since March 7, 2001, all Class A Share options, when exercised, are automatically converted into Common Shares.

Options may be granted under the Plan which are exercisable during periods of up to ten years. The options granted under the Plan will be at an exercise price not less than the fair market value per share at the time the option is granted. The Plan is administered by a Compensation Committee appointed by the Company's Board of Directors. Options are awarded at the discretion of the Company to directors and key employees.

The following tables summarize information about share options outstanding as of November 30, 2001:

	Options outstanding			Options exercisable	
Range of exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Common Shares					
$ 13.56 – 16.58	800,300	8.79	$14.25	137,625	$16.58
$ 7.82 – 11.12	13,000	9.73	9.81	-	-
$ 5.17 – 7.38	121,830	4.95	5.74	121,830	5.74
$ 2.71 – 3.00	111,750	3.77	2.77	111,750	2.77
	1,046,880	7.82	$11.98	371,205	$8.87
Class A Shares					
$ 12.13 – 16.58	106,250	6.72	$16.18	74,938	$16.44
$ 7.82 – 11.13	1,115,187	8.16	10.21	353,234	10.19
$ 5.17 – 7.38	61,290	4.95	5.74	61,290	5.74
$ 2.71 – 3.00	52,125	3.80	2.77	52,125	2.77
	1,334,852	7.73	$10.19	541,587	$9.83

During the year ended November 30, 1998 a subsidiary of the Company acquired the former Ceanic Corporation ("Ceanic"). As part of the acquisition, holders of Ceanic shares were entitled to exercise all vested and one-third of their unvested Ceanic options, or to convert any portion thereof to vested Stolt Offshore S.A. Common Share options.

The company does not have any employees under its direct employment and hence all related costs in the issuance and exercising of share options are borne by the respective group companies.

Their remaining two-thirds unvested Ceanic shares were automatically converted to unvested Stolt Offshore S.A. Common Shares at the date of acquisition. The following table summarizes information about these options which are outstanding as at November 30, 2001:

Range of exercise price	Options outstanding			Options exercisable	
	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Common Shares					
$7.82 – 11.20	530,149	5.93	$10.75	464,541	$10.76
$5.21 – 7.38	112,529	5.50	6.42	99,973	6.43
	642,678	5.85	$9.99	564,514	$9.99

7. COMMITMENTS AND GUARANTEES

The Company has issued performance bonds amounting to $418 million at November 30, 2001. In the normal course of business, the Company provides project guarantees to guarantee the project performance of subsidiaries and joint ventures to third parties.

8. BOARD OF DIRECTORS' EXPENSES

Fees paid to directors for the year ended November 30, 2001 amounted to $85,000 and for the year ended November 30, 2000 amounted to $75,000.

9. TAXES

The Company has elected to be taxed as a billionaire holding company and is subject to a variable tax rate, calculated annually with half-yearly advance payments, which is based on certain interest expense, dividends, and certain compensation paid to non-residents, during the year. The tax rate is currently 3% on the currency equivalent of the first FLUX 100,000,000 of applicable interest, dividends and compensation and there is a FLUX 2,000,000 minimum annual tax. For amounts in excess of FLUX 100,000,000, interest is taxed at 3% and dividends and compensation are taxed at 1.8% on the first FLUX 50,000,000 and 0.1% thereafter. Taxes charged for the year ended November 30, 2001 and the year ended November 30, 2000 amounted to $45,555 and $47,619 respectively.

Moving forward

Stolt Offshore S.A. Annual Report and Accounts 2001



16 of 88

Mission and vision

Stolt Offshore designs, procures, builds, installs and services a complete range of offshore surface and subsurface infrastructure for the offshore oil and gas industry worldwide.

It is our aim to become the offshore contractor of choice across the whole range of products and services which we offer. We seek to do this by meeting or exceeding the expectations of our customers. We have grown Stolt Offshore over the last four years to enable us to deliver this aim. We have a rapidly growing worldwide market. Our assets, our technologies and our market positioning are second to none. We now expect to see much improved profitability as we go forward.

Towards tomorrow.

Contents

01 Highlights of the year
02 Chairman's statement
04 The life cycle of an offshore oil field
06 Chief Executive's review
08 Market overview
26 Board of Directors
28 Financials
64 Corporate information
64 Stock trading history
ibc Shareholder information

Highlights of the year

For the year ended November 30 (in millions, except per share data)	2001 $	2000 $	1999 $
Net operating revenue	1,255.9	983.4	640.7
Income (loss) from operations	34.1	(5.0)	24.2
Net (loss) income	(14.2)	(34.4)	16.2
Cash flows from operating activities	4.5	58.2	40.3
(Loss) earnings per share:			
Basic	(0.16)	(0.44)	0.27
Diluted	(0.16)	(0.44)	0.27
Weighted average of economically equivalent shares outstanding:			
Basic	87.2	78.8	59.1
Diluted	87.2	78.8	59.5

As of November 30 (in millions, except per share data)	2001 $	2000 $	1999 $
Long-term debt and capital lease obligations	358.7	292.5	200.7
Shareholders' equity	660.0	669.4	408.4
Book value per share	7.57	7.68	6.90

2001 operating revenue by region

- North Sea 26%
- North America 22%
- South America 4%
- Asia Pacific 3%
- Southern Europe, Africa and the Middle East 41%
- Corporate 4%

Total $1,255.9m



Net fixed assets as of November 30, 2001

- Construction support ships 72%
- Operating equipment 24%
- Land and buildings 2%
- Other assets 2%

Total $779.5m



Chairman's statement

The ground work has been laid for a much improved 2002.

Stolt Comex Seaway acquired Ceanic of Houston in 1998 and added $150 million in sales and 1,000 employees and an established presence in the U.S. Gulf. Stolt Comex Seaway acquired ETPM of Paris in 2000 and added $475 million in sales and 2,300 employees and an established presence in West Africa. Following these acquisitions we changed our name from Stolt Comex Seaway to Stolt Offshore. Stolt Offshore acquired Paragon Engineering Services of Houston and Litwin Engineering of Paris, now known as Paragon Litwin, in 2001 and added $70 million in sales and 600 employees.

I am repeating this story even though you all know it from before, just to illustrate what an enormous task is involved with integrating, coordinating, reorganizing and restructuring operations, sales, marketing, personnel, management, accounting, reporting, you name it. Our financial results in 2000 and 2001 must be seen in light of this task.

We are beginning to see results. We are becoming one homogeneous, single cultured, global, multinationality Company. Our deepwater construction technology is second to none.

While the loss of $14.2 million for the year is disappointing and far worse than it should be, it is however a significant improvement on 2000. The delivery of first oil from Girassol was a tremendous technical achievement and we still hope to improve the commercial result of this project. The challenges presented during the Girassol installation phase and delays on the Gulfstream project cost us money. Margins remained tight throughout the year however we did see some improvement on the previous year.

The outstanding achievement of the year was the completion of the first phase of the Girassol field in Angola, the largest deepwater development to be brought on stream in the world. Over the four years of the project, together with our partners, we have designed and managed the construction of the world's largest FPSO and designed, built and installed all of the subsea architecture including riser towers, flowline bundles and the offshore loading system. The know-how and technologies we developed for this milestone project provide us with strong competitive advantages for future deepwater developments.

During the first half 2002 we will finance the buy-back of 6.1 million shares issued to Vinci as partial compensation for the ETPM acquisition in December 1999 at the guaranteed $18.50 share price. The cash outlay of $113.6 million will be made when the guarantee comes due in the second quarter of 2002 and will be funded through the use of existing Stolt Offshore credit facilities and the sale of Common shares. In March of 2001 we reclassified all non-voting Class A shares into Common shares leaving only one class of publicly traded shares and improving liquidity.

Despite the present uncertainties on the world economy and the volatility of the oil price, the

We are beginning to see results. We are becoming one homogeneous, single cultured, global, multinationality Company. Our deepwater construction technology is second to none.

outlook for Stolt Offshore is positive as we are now equipped for the period of continued strong growth that we expect to see in the offshore construction sector. Forecasts of exploration and production expenditure for 2002 indicate that our market will grow from $6.8 billion in 2001 to $10.2 billion with the bulk of the growth in West Africa. We go into the year with a backlog of $1.6 billion, of which $937 million is for 2002. This compares to a backlog of $1.2 billion at this time last year of which $877 million was for 2001. The projects in backlog have better margins and less risk than those in 2001 and I am confident that we will see much improved profitability.

I would like to thank all of our employees in our expanded group of companies for their continued efforts, ingenuity, and positive attitude in what has been a challenging year yet one of considerable technical achievement for Stolt Offshore.



Jacob Stolt-Nielsen
London January 30, 2002

The life cycle of an offshore oil field



Stolt Offshore participates in every phase of the life cycle of an offshore oil field from the initial seabed survey where a new well may be drilled, through to the decommissioning of the field at the end of its life.

The engineering phase defines how the offshore field should be developed. This includes the design of subsea structures, pipelines and control systems and fixed or floating production facilities. Subsea structures and production platforms are fabricated and transported offshore for installation, pipelines are laid between subsea wells and production platforms and from an offshore oil field to shore.

With the discovery of oil in ever increasing water depths new technologies are developed for such tasks as connecting pipelines and infrastructure in water too deep for divers. Very deepwater field developments require specialist construction ships and pipelay barges.

Throughout the life of an offshore oil field a program of detailed inspection and maintenance is carried out using divers or remotely operated vehicles. Eventually platforms and pipelines are removed from the sea floor.











2001 was a year in which we had considerable technical success with the TotalFinaElf Girassol installation and the laying of 705 kilometers of 36-inch diameter pipe in the Gulf of Mexico on the Williams and Duke Gulfstream project. We also purchased the Paragon and Litwin engineering companies to grow our conceptual engineering capability.

West Africa

With oil flowing on the Girassol field we can look back on four years of highly innovative engineering and installation work to meet the unique challenge of delivering a low temperature oil from a water depth of 1,350 meters. The design and build of the Girassol FPSO, the world's largest to date, was a considerable success. Two other significant industry firsts, were the development of the riser towers and the achievements of the MATIS™ remotely operated subsea flowline connection system. The technologies developed for Girassol can now be extended to water depths of 3,000 meters for the next generation of deepwater developments. The majority of the complex fabrication work for the riser towers, offshore loading system and suction anchors was undertaken in Angola through our joint venture company with the Angolan national oil company, Sonangol.

In Nigeria we completed the fabrication of offshore platforms for TotalFinaElf Amenam project and Shell, with a safety and quality performance equal to the highest international standards. These projects required over one million man-hours at our fabrication yard at Warri. We have also won a new package of work from Shell in Nigeria. This includes the deepwater Bonga project, the Offshore Gas Gathering System pipelay and the Forcados Yokri field redevelopment.

North Sea – U.K.

In the U.K. region we have regained the market share that we lost in 2000 with better margins as market volume returned to 1999 levels. BP was once again our major customer with several significant construction projects and the long-term maintenance and repair program. We also undertook a number of the smaller tie-back and construction projects that are now typical of the U.K. sector.

North Sea – Norway

In Norway we were successful in winning over $100 million of work during the year. The very successful and long-term Stolt-Halliburton joint venture which now has a major repair program ongoing, provided valuable work through the winter and into the summer months of 2002.

Brazil

In Brazil we had an excellent year with good performance from both of our ships on long-term contracts. The *Seaway Harrier* contract was renewed in March for an additional four years and a new contract for the upgraded *Seaway Condor* was signed in June for a period of four years, with an extension option of an additional four years.

We are concentrating our efforts on improving our risk management and project performance and we are now achieving better results. Our management team, and our onshore and offshore staff have made a good start in delivering improvements in some of our operations and I will ensure this initiative now continues on every project.

North America

In North America we have now firmly established our position as a major offshore contractor, with 2001's significant project program behind us. The *Seaway Falcon* spent more than six months undertaking a number of tie-backs and deepwater pipelay projects. The Gulfstream project, which was bid with a low margin in an oversupplied market for large diameter pipelay barges, completed the pipelay program before Christmas, leaving the trenching and tie-ins for the early part of 2002. After getting off to a slow start our *LB200* laybarge worked well. Unexpected bad weather and trenching problems however cost us a full month of production from the *DLB 801*.

Asia Pacific

In Asia Pacific, after reassessing our strategy, we are now back to running a profitable operation focused on our established core business of pipelay and diving services in Indonesia. As the deepwater high-tech projects planned for this region materialize we will be able to offer our engineering and installation skills from other parts of the world.

Outlook

As we go into 2002 with some 70% of our revenue target for the year in hand, I look forward to a year in which we will continue to see both improved margins and performance as the market for our services continues to grow.

Bernard Vossier
London January 30, 2002



Market overview

The market for which Stolt Offshore competes is expected to grow by 50% in 2002 to $10.2 billion. The majority of this growth comes from deepwater projects of West Africa.

Market fundamentals

The long-term demand picture from McKinsey, reproduced in chart 01, indicates that in 2020 an additional 65 million barrels of oil per day need to be produced to meet demand given the current rates of depletion in producing fields. This additional volume equates to 87% of total world production in 2000. Although this is a very long-term view we are convinced that the general demand trend will continue to grow. It is already evident that spare oil production capacity is rapidly diminishing, as shown in chart 02 from Pareto Fonds.

The large offshore projects which are progressively providing most of our work will not be affected by the slowing of the economy or current uncertainties on oil price. The market for which Stolt Offshore competes is expected to grow by 50% in 2002, from $6.8 billion to $10.2 billion. This growth comes primarily from the complex deepwater projects of West Africa that are progressively producing a larger share of world oil production with attractive economics. We expect to see this growth trend continue.

Africa

In West Africa we expect to see a $5.3 billion market in 2002. This is 52% of the world market, up from 36% in 2001. The complex deepwater projects account for the bulk of this market growth. We expect to see the Exxon Mobil Erha, TotalFinaElf Dahlia, Chevron Texaco Sanha Bomboco, Benguela Belize and Agbami projects and the BP Plutonio developments awarded in 2002 or early 2003.

North Sea – U.K.

The U.K. market is expected to remain at about $960 million, as in 2001. New field developments and a number of marginal fields together with the annual maintenance and repair programs will continue to provide steady levels of work.

North Sea – Norway

The Norwegian market is predicted to remain at $470 million as in 2001. Major new projects in this region such as Snoehvit, Kvitebjoern and Orman Lange are expected to come into the market from 2004, however we expect to see more marginal field developments and the substantial maintenance and repair market to continue to provide a steady level of work.

Despite uncertainties over world economies and oil price, depletion from producing oil fields continues to drive demand growth as the availability of spare production capacity over demand continues to narrow.

01 Global oil* production forecast Mbarrels/day
Source: McKinsey, December 2001
*Oil includes hydrocarbon liquids and natural gas liquids
Technology challenge is to add 65m barrels/day by 2020



02 Spare oil production capacity Mbarrels/day
Source: Pareto Fonds





West Africa (Angola)



The deepwater construction market off West Africa in 2002 will be $5.3 billion. This region, which is the fastest growing offshore development area in the world, is producing oil at less than $10 per barrel. Stolt Offshore is able to provide a high level of local content in this market through our fabrication yards at Warri in Nigeria and at Lobito in Angola.





The Gulf of Mexico



The North Sea continues to provide a high level of activity with new deepwater field developments, large numbers of marginal fields being tied-back to existing production platforms and pipelines and an increasing volume of inspection maintenance and repair work. Challenging environmental conditions in the U.K. and Norway require high specification ships for these markets.

The Gulf of Mexico is a $1.3 billion market for Stolt Offshore in 2002. The shallow water construction and maintenance market, which is closely linked to the gas price, accounts for 20% of the total market. Deepwater construction projects should provide steady work though reducing oil company investment in this region may impede the pace of development.

In addition to the new deepwater oilfields of West Africa, one of the fastest growing markets for Stolt Offshore is South America.

North America
The market is forecast to grow by some 15% this year to $1.3 billion. The recent decision by the Minerals Management Service to permit the use of FPSOs in the Gulf of Mexico is likely to encourage the development of marginal fields in deepwater areas. However the level of activity in shallow water new developments and maintenance work may be slow reflecting the gas price.

South America
Last year we won new long-term contracts for both of the ships that we have on contract to Petrobras. We expect another good year in Brazil. The market is expected to grow by 36% in 2002 to $370 million as the oil majors start production operations in Brazil. The Enterprise Bijupera and Salema project is one of these new developments. We expect to see the level of activity grow over the next two years.

Asia Pacific
The market in Asia Pacific is likely to grow by some 17% to $1.8 billion in 2002 though this represents a smaller share of the world market. Large diameter pipelines make up 49% of this market. We expect to see more deepwater developments come into this market in the next two years.

The charts below show the Dollar value of the Stolt Offshore market development by region and year. Also shown is the ownership of the key deepwater construction ships among our peer group.

Stolt Offshore's competitive market by region USD million
Source: Stolt, January 2002



Deepwater* construction vessels – market share of 58 vessels
Source: One offshore, CSFB Estimates, Sector Review, December 2001
*Deepwater >= 500msw




03




04


05

01 The rigging crew on the *Seaway Eagle* prepare to offload a subsea structure in the North Sea.

02 A work class remotely operated vehicle is launched from the *Seaway Eagle* during a construction operation.

03 Stolt Offshore construction ships are equipped with workshop facilities to maintain and repair equipment offshore.

04 Saturation divers await their next dive in the pressurised living chambers in which they may spend 30 days at a time.

05 One of our longest serving employees in the office in Lagos, Nigeria, which was established 25 years ago.



Girassol field development

The largest deepwater development to be brought on stream in the world.

Stolt Offshore S.A. Report and Accounts 2001 1/4

On December 4, 2001 the giant TotalFinaElf Girassol oil field, located in a water depth of 1,350 meters 150 kilometers off the coast of Angola, started to flow the first of the 725 million* barrels of oil that will be recovered from this field over the next 20 years. Among significant industry firsts developed by Stolt Offshore and our joint venture partners for Girassol are the following:

Topsides processing
The Girassol floating production, storage and offloading ship or FPSO, was constructed by the *Mar Profundo Girassol* joint venture. At a length of 300 meters with a 42,000-ton hull supporting 24,000 tons of process machinery on the topsides and requiring enough electric power to support a city with a population of 100,000, this FPSO is the world's largest to date. Built in Korea, the FPSO has oil production capacity of 200,000 barrels of oil per day and storage for two million barrels, water injection capacity of 400,000 barrels per day and a daily gas injection capability of eight million cubic meters.

Riser towers and flowline bundles
The combination of very deep water and difficult reservoir conditions provided significant challenges for this part of the project. It was essential that the fluids be kept hot on their long journey from the well head to the FPSO, which together with the optimization of the subsea architecture was the driver for the innovative riser tower and flowline solution. Completing such extensive subsea construction work in the deep waters at Girassol presented unique challenges.

The technology for which Girassol will be remembered is the first use of self-standing riser towers in this water depth. Each of these is 1,300 meters long and 1.5 meters in diameter. The towers collect sets of six production risers encased in foam around a central pipe. The riser towers were towed out to the field just below the sea surface and secured to the seafloor by suction anchors. They are held in the vertical position by a buoyancy tank located 50 meters below the sea surface, providing 600 tons of uplift.

The 18 kilometers of insulated flowlines consist of eight separate flowline bundles containing two eight-inch diameter flowlines and a two-inch diameter service line. These lines are packed in foam modules and enclosed in a 30-inch diameter carrier pipe. Each flowline bundle was bottom-towed 220 kilometers on the seabed to the Girassol field.

"MATIS™" remotely controlled pipe connections
Stolt Offshore developed the MATIS™ system, which automates for the first time the tried, tested and cost-effective way of connecting pipes using standard API flanges. One of the most challenging aspects of this project, and ultimately one of the most successful, was the completion of 52 pipe connections on the seabed using MATIS™, a

The engineering and installation experience gained on this project will be of considerable value in delivering fit for purpose solutions for other deepwater projects. An installation program, involving the tie-in of additional wells, will take place during 2002. Engineering and procurement has now started for the second phase of the Girassol development with installation planned for the first quarter of 2003.

01 Girassol riser tower component parts are assembled on the Lobito production line in Angola.

02 Syntactic foam insulation being built into riser towers in the Lobito fabrication yard in Angola.

03 Spool pieces, which connect riser towers to subsea flowlines are coated with polypropelene insulation in the Lobito yard.

04 The *Seaway Polaris* installs suction anchors in a water depth of 1,350 meters for the Girassol riser towers.







*Source: Upstream, December 2001

completely new approach to deepwater tie-ins. After many years of using divers to make up flanged joints in maximum water depths of between 200 and 300 meters, the automation of this process means that this technology can be extended to work in a water depth of up to 3,000 meters.

The technologies developed for Girassol are complex and we have been able to undertake the majority of the fabrication work for the riser towers, the offshore loading system and the suction anchors at our Sonamet fabrication yard in Lobito, Angola. Sonamet is our joint venture with Sonangol, the state oil company of Angola.

Our ability to fabricate high quality components in Angola provides important local content for projects of this type. We have been able to develop a skilled Angolan work force that will play an increasingly important part in the construction and maintenance of the deepwater oilfields off Angola in the years ahead.

Thruster One of seven hydraulically powered thrusters that drive our remotely operated "work class" underwater vehicles in three dimensions in water depths up to 3,000 meters. These vehicles are the standard workhorses for construction tasks in water depths that are too great for divers.




NORTH





02



04



05

01 A subsea isolation valve on the deck of the *Seaway Eagle* is about to be installed in the North Sea.

02 The maintenance and repair of equipment and components is an important part of the asset support function.

03 Good offshore operations reflect the quality of the engineering effort that goes into a project in the early stages.

04 The dive control room on a diving support ship in the North Sea.

05 A detailed access plan to locate a construction ship over a subsea worksite.

Triton Energy Ceiba field development

Fourteen months from first discovery to first oil – A deepwater performance record.

West Africa is not the easiest place in the world to bring new oil fields on stream. The development of the Triton Energy Ceiba field, 40 kilometers offshore Equatorial Guinea, owes its place in the record books to a truly remarkable story of challenging deepwater development in which Stolt Offshore played a key role. The success of this development lies in an unusual level of focus, trust, communication and commitment from Triton Energy, as operator of the field and the small group of contractors who delivered the production from this field. Stolt Offshore was able to offer a unique range of services from innovative engineering, a range of ships and barges suitable to all aspects of deepwater construction and pipelay and a choice of operating bases and fabrication yards in West Africa.

Ceiba Phase 1 early production system

The first oil discovery from the Ceiba 1 well was announced on October 6, 1999. At the end of January 2000 Stolt Offshore was selected as the EPIC contractor. The early production system called for four wells in a water depth of 800 meters to be tied back over a distance of some eight kilometers to an FPSO in a water depth of 95 meters. Stolt Offshore had nine months to engineer, procure, construct and install the 60 kilometers of flowlines and 30 kilometers of well control umbilicals together with risers, manifolds and a riser support structure.

This schedule required a very tight procurement and fabrication schedule to be met, as well as innovative technology to manage long tie-backs over a seabed with steep slopes, ravines and free-spans where the flowlines ran the risk of being unsupported by the seabed. It also called for a novel means of supporting the risers and umbilicals on the seabed at the FPSO site.

Innovative riser support structure

Even though our contract for the early production system

A manipulating arm A remotely controlled manipulating arm, with five planes of movement, such as is fitted to our deepwater remotely operated vehicles. Each of our remotely operated work class vehicles has two of these which are the basic tools by which the vehicle undertakes a variety of construction tasks.



subsea works involved connecting only eight production risers and four umbilicals to the FPSO it was clear that the full development of the field would require many more wells with their associated risers and umbilicals to be connected. Stolt Offshore therefore designed a 740 tonne fixed structure, to be placed on the seabed, to support up to 40 risers and umbilicals that would be needed for the full field development. This was fabricated in our yard at Warri in Nigeria and installed by the *Seaway Polaris* prior to installing the rigid flowlines and risers.

Installation work was carried out by the *Seaway Polaris* installing rigid pipelines, manifolds and the flexible jumpers which linked the manifolds to the wellheads. The *Seaway Falcon* loaded the flexible risers manufactured by NKT Flexibles in Denmark before collecting well control umbilicals from Houston and then going on to the Ceiba field location for installation. The *Seaway Eagle* transported well control umbilicals from the U.K. and installed them on the Ceiba field. She then undertook a number of installation, tie-in and commissioning tasks.

Ceiba Phase 1a

As drilling continued to delineate the size of the Ceiba oil reservoir, initial ideas of a 60 million* barrel field at the end of 1999 had doubled by the end of 2000 and hopes are that the field will prove to contain some 300 million barrels. With the field in production by late November 2000 a second phase of the development was awarded to Stolt Offshore to tie-back additional wells to complete the field with 10 producing and four water injection wells. With this additional production came the need to expand the processing capacity by 100,000 barrels per day. In January 2002 this was achieved by changing the early production FPSO for a larger unit with the *Seaway Polaris* playing a key role in transferring the production and water injection risers and umbilicals from one FPSO to another.

This challenging project gave Stolt Offshore an opportunity to demonstrate our ability to work closely with our customer to provide fit for purpose solutions in a timely manner and in a remote location.

The Triton Energy Ceiba field development was a very fast track deepwater oil field development off Equatorial Guinea in which Stolt Offshore played a vital role.





As the FPSO used for the early production phase on the field is replaced by a larger FPSO, the dynamically positioned *Seaway Polaris* takes production risers and control umbilicals from one FPSO and passes them to the new FPSO when it is on location.

*Source: Hart's E&P, September 2001



03







04



05



06

01 A welder working on the fabrication of offshore platforms in our Globestar fabrication yard at Warri in Nigeria.

02 A pipeline trenching plough is made ready for deployment in the Gulf of Mexico.

03 Mobilising a construction ship in the North Sea.

04 The source of gas supplies to divers is carefully marked.

05 Loading line pipe for a major pipelay project in the Gulf of Mexico.

06 The Offshore Manager keeps a close eye on the progress of the project.



Expanding our engineering capability

Stolt Offshore provides a complete range of engineering services, from conceptual through to installation and commissioning and finally abandonment of an offshore field.

Stolt Offshore has over the past four years steadily grown its engineering skills base and workforce so that it is now able to undertake all aspects of the engineering, installation and commissioning of a new oil or gas field anywhere in the world. Following the acquisition in 2001 of Paragon Engineering Services and Litwin, Stolt Offshore now has 1,000 engineers who are specialist in the various engineering disciplines that cover this wide spectrum of skills. We will continue to grow this workforce as the market for new deepwater developments continues to expand.

Conceptual engineering
The conceptual studies at the development of an offshore oil or gas field are where we can have the greatest influence on design and installation. The Paragon and Litwin companies are specialists in these types of study which consider project development options, the choice of equipment installation methods, cost schedules and field economics.

A multitude of different skills are required to undertake these studies including an understanding of reservoir characteristics and the behavior of hydrocarbons, the design and choice of pipelines, control systems and process machinery and the ability to undertake reliability and safety engineering.

Detailed engineering
Project management skills are required at the detailed engineering phase to turn concepts into reality. This is a manpower intensive exercise that calls for not only engineering but also the ability to conduct planning, procurement and cost control. Whereas conceptual engineering may take a few months, detailed engineering for a major deepwater development may take up to two years. The established project management skills of Paragon and Litwin, together with their technical expertise including the ability to design and manage the building of topsides or process machinery, enables Stolt Offshore to undertake all of the conceptual and detailed engineering for both traditional and deepwater developments.

Construction engineering
The design of a new offshore oil or gas field, as specified by detailed engineering, moves into the hardware procurement and fabrication stage in the construction engineering phase of a project. The management of the assembly of components, fabricating structures and procuring subsea and topsides hardware is dealt with at this stage of the development. Stolt Offshore has many years of experience of construction engineering in all parts of the world and for all water depths.

Installation engineering
The selection of specialist ships and barges, analysis of loads and installation methods, risk analysis and safety engineering all form part of the workload before pipelines, flowlines, control systems, well control umbilicals and structures are installed on the sea

An international offshore contractor requires the ability to provide the full range of engineering services, from conceptual studies in the earliest part of the development of an offshore field, through the detailed design, fabrication and offshore installation phases up to and including the commissioning of the final process facilities, offshore loading system or pipeline.





floor. The commissioning or *setting to work* of the subsea architecture and the process machinery on the fixed or floating production platform completes the engineering work before first oil or gas is exported from the field.

Installation engineering, which was traditionally the core business of Stolt Offshore, is now only one part of a much wider spectrum of engineering skills that enable us to offer a *fit-for-purpose total field* development solution to our customers. With many years of experience in offshore construction, Stolt Offshore is able to design offshore systems with a view to optimizing the choice of design so that *not only* the construction but scheduled inspection, maintenance and repair works can be carried out using robotic intervention methods as required.

Part of ROV electronics pod
The electronics pod on a work class remotely operated vehicle is made of titanium and designed for use in a water depth of 3,000 meters. It houses the interface system for power supplies and sensors using an *electronic and software* solution comprising embedded computers and a fiber optic video and data multiplexing system.



The conceptual engineering studies at the earliest part of the life of an offshore oil or gas field development are where we can have the greatest influence on how a new development will be designed and installed.













03

02

05

04

The TotalFinaElf Amenam offshore platform nears completion in our Globestar yard in Nigeria.

02 A diving bell is launched through the *"moon pool" on a construction ship.*

03 A welder in the Warri fabrication *yard in Nigeria fabricating offshore* platform sections.

04 An offshore structure is lowered to *the seabed in the North Sea.*

05 Final checks on electrical *instrumentation on a newly fabricated* platform deck in the Globestar yard in Nigeria.











Board

01

Mr Jacob Stolt-Nielsen has served as Chairman of the Board since 1993. He is also currently Chairman of the Board for Stolt-Nielsen S.A. and served as Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until 2000. He founded Stolt-Nielsen Seaway A.S. in 1973. He holds a degree from Handelsgymnasium, Haugesund, Norway. Mr Jacob Stolt-Nielsen is a Norwegian citizen.

02

Mr Wright has served as Deputy Chairman of the Board since 1993 and served as President and Chief Operating Officer of Stolt-Nielsen S.A. from 1986 to 2001. Prior to joining Stolt-Nielsen S.A. He was employed by British Petroleum plc from 1958 in a variety of positions working in Scandinavia, Asia, the U.S. and the U.K. Mr Wright holds a Masters degree in History from Cambridge University. Mr Christopher J Wright is a British citizen.

03

Mr Woolveridge has been a Director since 1993 and was elected Deputy Chairman on February 18, 2002. He held a number of positions with BP since 1968 and most recently served as Chief Executive of BP Engineering from 1989 until his retirement in 1992. He was also General Manager, Oil and Gas Developments, responsible for field development projects in the U.K. and Norwegian sectors of the North Sea, and served on the Board of BP Oil Ltd. He holds a Masters degree from Cambridge University and is a Fellow of the Royal Academy of Engineering and of the Institute of Mechanical Engineers. Mr Mark Woolveridge is a British citizen.

04

Mr Laborde has been a Director since 1993. He retired in 1994 as Chairman of the Board, President and Chief Executive Officer of Tidewater Inc. and continues as Retired Chairman Emeritus of the Board of Directors of Tidewater. He is now Chief Executive Officer of Laborde Marine Lifts, Inc. and also serves on the boards of Stone Energy Corporation and Stewart Enterprises, as well as the Council of the American Bureau of Shipping. He holds Bachelor of Arts and Juris Doctor's degrees from Louisiana State University as well as Honorary Doctorate degrees from both Louisiana State University and Loyola University. Mr John P Laborde is a U.S. citizen.

05

Mr Hurlock is a retired partner of the law firm of White & Case and served as the Chairman of its Management Committee from 1980 to 2000. He participated in the formation and served on the Board of Northern Offshore Ltd. which during the 1970s operated diver lock-out submarines and provided other services to the offshore oil industry. He holds a BA degree from Princeton University, a MA Jurisprudence from Oxford University and a JD from Harvard Law School. Mr James B Hurlock is a U.S. citizen.













06

Mr Poimboeuf has been a Director since 1998. He has had a career of 33 years with Elf Aquitaine that included periods as Deputy General Manager in Gabon, Executive Vice President of Texasgulf Inc. in Houston and General Manager [illegible]. He graduated from the Ecole de Mines of Paris and specialized in Petroleum Engineering at the University of Texas. Mr Fernand Poimboeuf is a French citizen.

07

Mr Lorentzen is Managing Director of Lorentzen Empreendimentos SA of Rio de Janeiro, a diversified holding company with investments in Aracruz Celulose SA, Cia. Norsul Navegaçao and a diversified IT portfolio. He is also a Director of Aracruz Celulose, Ideiasnet, Advicenet, Intellibridge, CEAL, and WWF Brazil. He holds a Bachelors Degree in Economics from Pontificia Universidade Catalica do Rio de Janeiro and a Harvard Business School Post Graduate Degree. Born in Norway, Mr Haakon Lorentzen is a resident of Brazil.

08

Mr Vossier has been a Director since 2000 and has acted as Chief Executive Officer of the Company since May 1995. He previously served as Chief Operating Officer of the Company from December 1994 to May 1995. He joined Comex in 1974 and has held numerous management positions in operations and marketing. He has a degree in General Mechanics from the Technical School of St Vallier. Mr Bernard Vossier is a French citizen.

09

Mr Niels G Stolt-Nielsen has been a Director since 1999. He has also served as a Director of Stolt-Nielsen S.A. since 1996. In 2000 he was appointed to the position of Chief Executive Officer of Stolt-Nielsen S.A. From 1996 until September of 2001 he held the position of Chief Executive Officer, Stolt Sea Farm. He previously worked in Stolt-Nielsen Transportation Group. He is the son of Mr Jacob Stolt-Nielsen. He graduated from Hofstra University in 1990 with a BS degree in Business and Finance. Mr Niels G Stolt-Nielsen is a Norwegian citizen.

10

Mr Skouveroe has been a Director since 1993. He is Owner and Chairman of Concentus AS, a Norwegian/Swedish Industrial Group. He is also a member of the board of Ocean Rig ASA, an offshore drilling contractor listed on the Oslo stock exchange. He was Chairman of the Board and Chief Executive Officer of Seaway from 1990 until it was acquired by Stolt-Nielsen S.A. in 1992. From 1985 to 1990 he was President and Second Vice Chairman of Seaway. He served as President of Stolt-Nielsen Seaway Contracting A/S, a predecessor of Seaway, from 1982 until 1985. He holds an MBA from INSEAD and a Masters degree in Mechanical Engineering from the Technical University of Norway. Mr J Frithjof Skouveroe is a Norwegian citizen.

11

Mr Laborie has served as a Director since 2000. Mr Laborie served as Vice Chairman and President of ETPM from 1992 to 1999 prior to which he served as Executive Vice President of SGE Group, which he joined in 1964. He is currently an employee of Groupe GTM S.A. He has a degree in Civil Engineering from Ecole Centrale de Paris. He resigned on February 6, 2002. Mr Pierre Laborie is a French citizen.

29 Management's discussion and analysis
38 Selected consolidated financial data
39 Report of independent public accountants
40 Consolidated statements of operations
41 Consolidated balance sheets
42 Consolidated statements of shareholders' equity
43 Consolidated statements of cash flows
44 Notes to the consolidated financial statements
64 Corporate information
64 Stock trading history
ibc Shareholder information

Overview

Stolt Offshore S.A. ("the Company"), registered in Luxembourg, is a holding company, which through its subsidiaries is a leading offshore contractor to the oil and gas industry, specializing in technologically sophisticated offshore and subsea engineering, flowline, trunkline and pipeline lay, construction, inspection and maintenance services. The Company operates in more than 60 countries worldwide and maintains regional offices in the U.K.; Norway; Asia Pacific; Southern Europe, Africa and the Middle East ("SEAME"); South America; and North America.

A publicly-traded company since May 1993, the Company was established through the merger of the businesses of two leading diving support services companies, Comex Services S.A. and Stolt-Nielsen Seaway A/S, which were acquired by Stolt-Nielsen S.A. ("SNSA") in separate transactions in 1992. At the time of acquisition, Comex was a leading worldwide subsea services contractor, which pioneered deepwater saturation diving and subsea construction using both manned and unmanned techniques. Stolt-Nielsen Seaway A/S operated principally in the North Sea and pioneered the development and use of specially designed, technologically sophisticated diving support ships and remotely operated vehicles ("ROVs") to support operations in hostile deepwater environments.

In August 1998, the Company acquired the Houston-based Ceanic Corporation, a publicly-traded subsea contractor, for approximately $218.9 million. Ceanic provided a range of subsea services and products to the offshore oil and gas industry in the Gulf of Mexico and inland underwater services to domestic and governmental customers. With this acquisition the Company took possession of a substantial fleet of ships mostly designed for shallow water work, ROVs and other related technologies.

The acquisition of Ceanic was strategically important for the Company in that it provided access to the growing deepwater construction market in the Gulf of Mexico and the ability to build relationships with Houston-based oil and gas companies who conduct much of their worldwide business from Houston.

In December 1998, the Company acquired the ROV business of Dolphin A/S for approximately $16.9 million. This acquisition, which included 21 ROVs mostly on long-term contracts to Norwegian oil companies, strengthened the Company's position in the ROV drill support market in Norway.

On December 7, 1999, the Company completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT"), a manufacturer of flexible flowlines and risers for the offshore oil and gas industry. NKT is owned 51% by NKT Holdings A/S and 49% by the Company. The total consideration for the acquisition was $36.0 million funded partly by cash and partly by Class A Shares at a guaranteed value. The Class A Shares have subsequently been converted to Common Shares on a one-for-one basis. This acquisition secures the supply of flexible products for the Company.

On December 16, 1999, the Company acquired the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly-owned subsidiary of Groupe GTM S.A. ("GTM"). GTM has subsequently been acquired by Groupe Vinci S.A. ("Vinci"). The total consideration for this acquisition, including debt assumed, was approximately $350.0 million, funded partly by cash and partly by 6.1 million Class A Shares at a guaranteed value of $18.50. The Class A Shares have subsequently been converted to Common Shares on a one-for-one basis.

ETPM had a very strong market position in West Africa, which is one of the fastest growing markets for the Company's services. ETPM also had significant engineering skills particularly in conceptual engineering and offshore design of both subsea structures and of fixed and floating production platforms, in addition to a fleet of pipelay barges, which broaden the Company's range of pipelay capabilities.

On July 18, 2001, the Company acquired the Paris-based engineering company Ingerop Litwin from Vinci. On September 4, 2001, the Company acquired a controlling interest in the Houston-based engineering company, Paragon Engineering Services, Inc. The Company paid a total of $16.7 million of cash for these two companies, $4.3 million of which has been deferred until 2005. These acquisitions, by adding conceptual design and detailed engineering skills, have enabled the Company to better undertake all of the engineering required on many of the large engineering, procurement, installation and commission ("EPIC") type contracts that are expected to come into the market in the next few years.

The market for the Company's services is dependent upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature.

Following a period of increasing oil prices in recent years, there has been a progressive increase in investment in offshore exploration and production by the major oil companies. It takes time for the benefits of this investment to work through to the offshore construction sector. We expect to see a continued expansion of demand in 2002 for the services that the Company provides, with this trend continuing over the next few years.

The Company's backlog at January 30, 2002 stood at $1.6 billion, of which $937 million is for 2002. This compares to a backlog at January 31, 2001 of $1.2 billion, of which $877 million was for 2001.

Seasonality

Over the past three years, a substantial proportion of the Company's revenue has been generated from work performed in the North Sea and North America. Adverse weather conditions during the winter months in these regions usually result in lower levels of activity, although this is less apparent than in the past due to technological advances and increased activity in West Africa. As a result, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

Ship utilization

The following table sets forth the average ship utilization by quarter for the Company's fleets of dynamically positioned Deepwater Heavy Construction Ships, Light Construction and Survey Ships, and Trunkline, Barges and Anchor Ships. The utilization rate is calculated by dividing the total number of days for which the ships were engaged in project related work in a quarter by 87.5 days per quarter or 350 days annually, expressed as a percentage. The remaining 15 days are attributable to routine maintenance.

% Utilization
For the year ended November 30

	Qtr 1 %	Qtr 2 %	Qtr 3 %	Qtr 4 %	Year %
Deepwater Heavy Construction Ships					
2001	**80**	**85**	**93**	**94**	**88**
2000	69	74	77	93	78
1999	95	92	97	75	90
Light Construction and Survey Ships					
2001	**43**	**52**	**85**	**84**	**66**
2000	36	42	64	49	48
1999	64	62	67	54	62
Trunkline, Barges and Anchor Ships					
2001	**34**	**47**	**66**	**75**	**56**
2000	31	30	36	45	35
1999	33	33	55	40	40

Utilization of the Deepwater Heavy Construction fleet in 2001 was higher than in 2000. This was due to growth in demand in the North Sea, Gulf of Mexico and West Africa, particularly on the ship-intensive Girassol project. Utilization in 2000 was lower than in 1999, due in part to the non-availability of the *Seaway Condor* and low utilization of the *Seaway Polaris*, because of poor market conditions in the U.K. and North America. The poor market conditions in 2000 were more pronounced for the Light Construction and Survey fleet and the Trunkline, Barges and Anchor Ships.

We expect the demand for our fleets to remain stable in 2002 due to a sustained level of demand in the Company's main operating markets.

Results of operations

The following table shows annual net operating revenue and income before tax for each of the Company's business segments for the past three fiscal years.

The Asia Pacific region includes all activities east of the Indian sub-continent including Australasia; the North America region includes all activity in Canada, the U.S. and Central America; the Norway region includes all activities in Scandinavia and the Baltic states; the SEAME region covers activities in Southern Europe and Africa, India and the Middle East; the South America region incorporates activities in South America and the islands of the southern Atlantic Ocean; the U.K. region includes all activities in the U.K., Ireland, Germany, Belgium, The Netherlands and the northern Atlantic Ocean.

The Corporate segment includes items which cannot be allocated to one particular region. These include the activities of Seaway Heavy Lifting Limited ("SHL"), a joint venture with a subsidiary of the Russian oil company Lukoil-Kaliningradmorneft plc; NKT; Serimer DASA, a contract welding services entity employed both onshore and offshore by pipelay contractors; and Paragon Engineering Services, Inc. and Paragon Litwin S.A., which both provide engineering services for the offshore oil and gas industry. Also included in Corporate are assets which have global mobility including construction support ships, ROVs and other assets that are used globally and therefore cannot be attributed to any one region; and management and corporate services provided for the benefit of the whole group, including engineering, finance and legal departments.

For the year ended November 30 (in millions)	$ 2001	% 2001	$ 2000	% 2000	$ 1999	% 1999
Net operating revenue						
Asia Pacific region	**39.4**	**3.2**	40.5	4.1	42.7	6.7
North America region	**276.7**	**22.0**	122.3	12.4	156.4	24.4
Norway region	**110.6**	**8.8**	198.8	20.2	164.5	25.7
SEAME region	**520.2**	**41.4**	444.9	45.2	57.1	8.9
South America region	**50.5**	**4.0**	52.8	5.4	56.4	8.8
U.K. region	**214.7**	**17.1**	123.6	12.6	162.0	25.3
Corporate	**43.8**	**3.5**	0.5	0.1	1.6	0.2
Total	**1,255.9**	**100.0**	983.4	100.0	640.7	100.0

For the year ended November 30 (in millions)	$ 2001	% 2001	$ 2000	% 2000	$ 1999	% 1999
Net (loss) income before tax (after minority interests)						
Asia Pacific region	**–**	**–**	(14.9)	(39.0)	(5.0)	(64.9)
North America region	**(36.2)**	**(565.6)**	(21.2)	(55.5)	(6.1)	(79.2)
Norway region	**11.7**	**182.8**	3.0	7.9	15.8	205.2
SEAME region	**24.5**	**382.8**	20.1	52.6	3.4	44.1
South America region	**5.5**	**85.9**	8.4	22.0	8.8	114.3
U.K. region	**1.3**	**20.3**	(9.2)	(24.1)	0.5	6.5
Corporate	**(0.4)**	**(6.2)**	(24.4)	(63.9)	(9.7)	(126.0)
Total	**6.4**	**100.0**	(38.2)	(100.0)	7.7	100.0

Overall

Net operating revenue increased to $1,255.9 million in 2001 from $983.4 million in 2000 largely due to greater activity on major projects in the Gulf of Mexico and West Africa. During the year, the Girassol and Gulfstream projects suffered from project delays, cost overruns and delays in settling variation orders which negatively impacted our results. The project delays also tied up some of our major construction assets reducing our capacity to participate in the spot market which can be significant in the second half of the year. Despite these factors, the improved market conditions resulted in an improvement in the results before tax from a loss of $38.2 million last year to a profit before tax in 2001 of $6.4 million.

In 2000, net operating revenue increased to $983.4 million from $640.7 million in 1999 largely as a result of the acquisition of ETPM; the majority of this increase was in West Africa. There were poor market conditions in the U.K., North America and Asia Pacific and severe project delays in the North Sea in quarter one due to adverse weather conditions. Poor project performance in the North Sea and Asia Pacific also had a significant negative impact on earnings. The poor market conditions together with the interest expense incurred on borrowings, which increased as a result of the ETPM acquisition, also contributed to a decrease in net income before tax from $7.7 million in 1999 to net a loss before tax of $38.2 million in 2000.

Asia Pacific region

In 2001, net operating revenue remained stable at $39.4 million compared to $40.5 million in 2000. We will continue to focus on our established core business of shallow water pipelay and diving work mostly in Indonesia until more of the planned deepwater developments for this region come to the market, but for 2002 it is likely that there will be a similar level of activity as seen in 2001.

Net operating revenue decreased from $42.7 million in 1999 to $40.5 million in 2000. This was due to a slight deterioration in the market for ROVs and in the Indonesian market in general.

In 2001, a break even result compared to a net loss before tax of $14.9 million in 2000. The improvement in 2001 was the result of efforts carried out in 2000 to reduce the local fixed cost structure and focus on the target niche market, and the poor performance in 2000 on two projects in Indonesia was not repeated.

In 2000, the net loss before tax of $14.9 million compared to a net loss before tax of $5.0 million in 1999. This loss largely resulted from poor project performance on two projects in Indonesia where unexpected soil conditions made the trenching of two pipelines very difficult.

North America region

Net operating revenue increased from $122.3 million in 2000 to $276.7 million in 2001. Contrary to expectations, higher oil and gas prices did not result in improved margins during 2001, although they did increase the level of activity in the region with the pipelay project for Gulfstream National Gas LLC contributing to this increase.

Although there are a number of bids now coming into the market for larger field developments such as the BP Crazy Horse field, it is expected that the activity level in the Gulf

of Mexico in 2002 will reduce compared to 2001 as the Gulfstream project is expected to be completed in the third quarter of 2002. It is also anticipated that there will be some slight strengthening of margins for local business in 2002.

Net operating revenue decreased from $156.4 million in 1999 to $122.3 million in 2000. The year was disappointing due to the very poor market conditions in the Gulf of Mexico where activity levels were at a 30-year low due to the depressed price for oil and gas for most of 2000.

Poor performance on the Gulfstream project resulted in an increased net loss before tax in 2001 of $36.2 million compared to a net loss before tax in 2000 of $21.2 million. Margins on other activity in the Gulf of Mexico have been increased by cost reduction actions in 2000. In 2000, poor market conditions resulted in a net loss before tax of $21.2 million, which compared to a net loss before tax in 1999 of $6.1 million.

Norway region

Net operating revenue in 2001 was $110.6 million compared to $198.8 million in 2000. The decrease was due to the absence of any major pipelay projects. In general, the market in Norway in 2002 will be similar to 2001 although the market for inspection, maintenance and repair work on producing fields is one that continues to grow throughout the North Sea. As a result, a strong profit performance is anticipated in 2002.

Net operating revenue in 2000 was $198.8 million compared to $164.5 million in 1999. The increase in 2000 was due to improvements in the market for ROV services and the additional projects undertaken as a result of the ETPM acquisition.

Net income before tax in 2001 was $11.7 million compared to a net income before tax of $3.0 million in 2000. This improvement was largely due to the good performance on subsea construction projects.

Net income before tax in 2000 was $3.0 million compared to $15.8 million in 1999. This decrease was largely the result of project delays caused by adverse weather conditions early in the year.

SEAME region

Net operating revenue has increased to $520.2 million in 2001 compared to $444.9 million in 2000. This increase is largely the result of the Girassol project in Angola and traditional pipelay contracts on offshore projects in Nigeria.

We expect to see the offshore market in West Africa more than double in 2002. Several new large field developments are due for award this year including the Chevron Texaco Sanha Bomboco and Agbami projects, Exxon Ehra and the TotalFinaElf Dahlia project.

Net operating revenue in 2000 of $444.9 million compared favorably to net operating revenue in 1999 of $57.1 million. The increase was due to the acquisition of ETPM, which has the majority of its activities in the SEAME region.

Net income before tax was $24.5 million in 2001 compared to $20.1 million in 2000 and $3.4 million in 1999. The increase in 2001 is due to successful progress on several major turn-key projects, notably Amenam, Hyundai South Pars and Triton la Ceiba.

Net income before tax in 2000 was $20.1 million compared to $3.4 million in 1999. The low net income in 2000, and particularly in 1999, reflect high procurement content and winter contracts undertaken at lower margins than would have been achieved during the summer in order to prevent vessels lying idle.

South America region

Net operating revenue was down slightly at $50.5 million in 2001, compared to $52.8 million in 2000 and $56.4 million in 1999. The reduction in net operating revenue was due to the expiry in early 2001 of a long-term diving contract in Argentina.

Revenue in 2002 is likely to stay flat although there are some new construction projects starting to emerge, such as the Bijupera and Salema fields for Enterprise Oil plc and the Roncador and Albacora Leste fields for Petrobras. It is not expected that these projects will have any effect before 2003.

Revenue in 2000 was impacted by the currency devaluation in Brazil, partially offset by compensation from Petrobras under the contract and savings on local costs.

Net income before tax for 2001 of $5.5 million was a reduction from $8.4 million in 2000 and $8.8 million in 1999. The fall in profitability was due to the expiry of the Argentina diving contract.

U.K. region

Net operating revenue in 2001 was $214.7 million, compared to $123.6 million in 2000. The increase in revenue is due to the improved market conditions in the region. The market for 2002 in the U.K. region is expected to remain similar to 2001.

In 2000, revenue decreased from $162.0 million in 1999 to $123.6 million in 2000. This was entirely due to the poor market conditions in the region.

The net income before tax of $1.3 million was an improvement compared to the net loss before tax of $9.2 million in 2000. The increased market activity and the better asset utilization largely explains this improvement.

The net loss before tax of $9.2 million in 2000 deteriorated from net income before tax of $0.5 million in 1999 largely due to the reduced market activity in the region, which reduced margins and impaired asset utilization.

Corporate

Corporate items represent activities that are not directly attributable to specific regions.

Net operating revenue in 2001 amounted to $43.3 million compared to $0.5 million in 2000 and $1.6 million in 1999. The increase largely results from the acquisition of Paragon Engineering Services, Inc. and Ingerop Litwin, a Paris-based engineering company.

Net loss before tax for 2001 was $0.4 million compared to losses of $24.4 million in 2000 and $9.7 million in 1999. The losses result from the under recovery of interest expense and under recoveries on asset utilization.

Business acquisitions

On March 30, 2001, the Company acquired 82% of the voting rights and 62% of the economic rights of a newly created company, Paragon Engineering Holdings, Inc. ("PEH"). PEH subsequently purchased 20% of the share capital of Paragon Engineering Services, Inc. ("Paragon"), a Houston-based engineering service company, and an option to purchase an additional 40% of the share capital. PEH exercised the option on September 4, 2001. On July 18, 2001, the Company purchased the entire share capital of the Paris-based engineering company Ingerop Litwin ("Litwin").

The consideration paid was a total of $16.7 million in cash including a deferred amount of $4.3 million relating to the acquisition of Paragon, which is due on March 30, 2005. The acquisition costs of the deal are estimated to be $0.7 million, and an amount of $8,5 million has been recorded as goodwill. Additionally, from March 30, 2005, the Paragon sale agreement provides for payment to be made to a former shareholder of Paragon. The payment is contingent upon a multiplier of the future earnings of Paragon, as defined in the agreement, exceeding the deferred consideration. No recognition of the contingent payment has been made in the financial statements of the Company as it is not certain that this payment will be made and currently it is not possible to quantify the amount. These acquisitions bring a significant expansion of skills in conceptual and detailed engineering.

Depreciation and amortization

In 2001, in light of the increased worldwide recognition of the Stolt Offshore name, the Company determined that the value of the former Comex trade name had been impaired and a recorded charge of $7.9 million in its results of operations for the write-down of the trade name. Other depreciation and amortization in 2001 was $91.8 million, compared to $82.1 million in 2000. The increase was due to a larger fixed asset base and the writedown of certain small assets. Amortization of the goodwill arising on the acquisition of Ceanic amounted to $5.0 million in 2001.

Depreciation and amortization in 2000 of $82.1 million compared to $56.1 million in 1999. This increase was due largely to the assets acquired with ETPM. Amortization of the goodwill on Ceanic amounted to $5.0 million in 2000.

Equity in net income of non-consolidated joint ventures

Equity in net income of non-consolidated joint ventures in 2001 was $11.7 million, compared to $5.8 million in 2000 and $5.2 million in 1999. The increase in 2001 was largely due to the successful year for joint venture operations in the North Sea.

The increase in 2000 over 1999 was largely due to the Mar Profundo Girassol joint venture that is included in the SEAME region.

Administrative and general expenses

Administrative and general expenses in 2001 were $64.0 million, compared to $60.9 million and $51.8 million in 2000 and 1999, respectively. The increase in 2001 was largely due to the acquisitions of Paragon and Litwin.

The increase in 2000 over 1999 was largely due to the full year effect of the ETPM acquisition.

Restructuring charges

During 2000, following the acquisition of ETPM, the Company implemented a reorganization plan to remove duplicate capacity in the U.K. and SEAME regions. The costs associated with closing ETPM's U.K. offices were $1.0 million after tax, and were capitalized as adjustments to the purchase price of ETPM. A further $0.9 million was incurred for redundancies in the U.K. In France, redundancy costs of $1.7 million were incurred to close the Company's Marseille office. Finally, costs of $0.7 million were incurred to integrate systems and standardize processes across the enlarged Company. All redundancy, integration and lease costs have been fully paid, and there is no outstanding provision for such costs at November 30, 2001.

Non-operating (expense) income

Net interest expense

In 2001, net interest expense decreased to $26.8 million from $30.0 million in 2000. This decrease was due to reductions in interest rates during the year.

In 2000, net interest expense increased to $30.0 million from $16.7 million in 1999. This increase resulted from the acquisition of ETPM, which was partly debt financed.

Other income, net

In 2001, the Company recognized other non-operating income of $2.3 million. This primarily related to a gain of $1.2 million on the sale of the assets of Hard Suits Inc., a specialized diving company.

Income tax provision (benefit)

The Company recorded a net tax charge of $20.6 million in 2001, compared to a net tax benefit of $3.8 million in 2000, and a net tax benefit in 1999 of $8.5 million.

In 2001, the tax charge largely resulted from withholding taxes imposed by tax authorities in certain territories in West Africa which had higher revenue in 2001 than in previous years. Additionally, in the current year, the Company did not recognize a deferred tax asset for the losses in the North America Region as had been done in previous years.

Partially offsetting these items was the release of a portion of the deferred tax liability for accelerated U.K. shipping allowances as a result of the U.K. shipping companies electing to join the U.K. tonnage tax regime.

The tax credit in 2000 largely resulted from poor results in the North Sea and North America where deferred tax assets were recognized.

The tax credit in 1999 mainly resulted from the disappointing year in the North America region, where substantial pre-tax losses were recognized.

Share capital and earnings per share

On March 7, 2001, a previously announced share reclassification became effective. The objective of the reclassification was to create a simplified and more transparent share capital structure to give all shareholders a vote on all matters and to increase the liquidity of the Common Share public float by some 50%. The previously outstanding non-voting Stolt Offshore Class A Shares were reclassified as Common Shares on a one-for-one basis.

As a result of this reclassification, the Company had outstanding 70.2 million Common Shares and 34.0 million Class B Shares (which are economically equivalent to 17.0 million Common Shares and are all owned by SNSA) for a total of 87.2 million Common Share equivalents. The reclassification did not change the underlying economic interests of existing shareholders or the number of shares used for earnings per share purposes.

Liquidity and capital resources

The primary liquidity needs of the Company are to fund working capital, capital expenditures and drydock costs. The Company's principal sources of funds have been cash generated from operations, borrowings from commercial banks, SNSA and the issuance of share capital.

The Company's principal credit facility is a $440 million Secured Multi-Currency Revolving Facility (the Secured Credit Facility) with a syndicate of Banks, the lead banks being Den norske Bank ASA, Banc of America LLC, Salomon Brothers International Limited, HSBC Bank plc and ING Barings LLC.

The Secured Credit Facility was entered into on September 22, 2000, and is a five-year revolving credit facility which reduces to $385 million on August 31, 2002 and $330 million on August 31, 2003. The interest rate on outstanding debt is based on the ratio of the Company's debt to earnings before interest, taxes, depreciation and amortization. The interest charge will range from 0.75% to 1.75% over the London InterBank Offer Rate ("LIBOR"). Debt under the Secured Credit Facility is secured by a first mortgage on certain of the Company's ships.

As of November 30, 2001, the Company had available bank facilities of $485.9 million, of which $340.2 million were utilized. Of the bank facilities utilized, $335.0 million was classified as long-term debt.

Net cash provided by operating activities was $4.5 million during 2001 compared to $58.2 million in 2000. Improved operating performance in 2001 was largely offset by a build up in working capital, particularly unbilled receivables from customers, where under the terms of the contract, invoices cannot yet be raised. Average accounts receivable increased to 125 days at November 30, 2001 from 111 days at November 30, 2000. Accounts payable days of 134 days at November 30, 2001 compared to 131 days in 2000.

Net cash provided by operating activities during 2000 was $58.2 million compared to $40.3 million in 1999. Average accounts receivable days outstanding decreased slightly to 111 days at November 30, 2000 from 113 days at November 30, 1999. Average accounts payable days outstanding of 131 days at November 30, 2000 compared to 91 days in 1999.

The other year to year fluctuations in cash from operating activities are due to fluctuations in net operating income as discussed under "Results of operations" on page 30.

Net cash used in investing activities in 2001 was $71.2 million compared to $160.6 million in 2000. In 2001, the acquisition of Paragon and Litwin accounted for $0.1 million, net of cash acquired, $62.9 million was used to purchase fixed assets, $26.1 million was paid in respect of investments in non-consolidated joint ventures and dividends of $12.2 million were received from non-consolidated joint ventures.

Net cash used in investing activities in 2000 was $160.6 million compared to $75.8 million in 1999. In 2000, $111.2 million, net of cash acquired, was paid to acquire ETPM and Danco A/S, $61.7 million was used to purchase fixed assets and $6.9 million was paid in respect of investments in joint ventures. Partially offsetting these expenditures was $19.2 million for the proceeds from the sale of fixed assets. Net cash used in investing activities in 1999 was $75.8 million. The $90.9 million paid to purchase fixed assets was partially offset by dividends from joint ventures of $11.6 million and proceeds from sales of fixed assets of $2.8 million.

Net cash provided by financing activities in 2001 was $72.5 million, compared to $103.8 million in 2000 and $34.7 million in 1999. In 2001, this was composed of an increase in long-term debt of $70.0 million, a $3.3 million additional drawdown on short-term facilities, a $2.6 million decrease of restricted cash and a $3.8 million repayment of capital lease obligations. In 2000, net cash provided by financing activities mainly comprised the proceeds of $199.8 million from the issuance of 19,775,223 Class A Shares for further investment from SNSA; a net increase in long-term debt of $14.4 million was offset by the $104.3 million repayment of short-term facilities most of which were assumed through the acquisition of ETPM; the $5.4 million repayment of capital lease obligations; and a $2.6 million increase in restricted cash. In 1999, the net cash provided by financing activities mainly comprised an increase in long-term debt of $32.6 million, $5.6 million additional drawdown on short-term facilities, $1.0 million increase of restricted cash and $3.1 million repayment of capital lease obligations.

As of November 30, 2001, the outstanding commitment under the minimum share price given in connection with the acquisition of NKT, as described earlier, covers 1,128,742 Common Shares. The Company will repurchase 249,621 shares in February 2002 at a price of $13.65 per share for a total of $3.4 million. In the second quarter of 2002, the Company expects to repurchase from Vinci the 6,142,847 Common Shares which were issued as partial consideration for the acquisition of ETPM at the minimum guaranteed share price of $18.50 for a total of $113.6 million. During the next financial year, the Company also expects to make capital expenditures of about $61.9 million of which approximately $15.1 million was committed at November 30, 2001. The Company also intends to exercise the early purchase option on a hire purchase arrangement for two ships for $23.6 million. Expected debt service is $25.1 million for the year 2002. Based on the current level of activity, cash provided from operations is expected to be about $112 million, which results in a funding requirement of about $116 million. This funding requirement will be met through the use of existing credit facilities and the issue of

Common Shares to SNSA and other parties for up to $65.0 million.

The following table sets forth the Company's contractual obligations and other commercial commitments as at November 30, 2001:

(in millions)	Total $	Less than 1 year $	1-3 years $	4-5 years $	After 5 years $
Contractual obligations					
Long-term debt	**335.0**	–	**5.0**	**330.0**	–
Capital lease obligations	**23.7**	**23.7**	–	–	–
Operating leases	**103.6**	**25.8**	**38.4**	**25.1**	**14.3**
	462.3	**49.5**	**43.4**	**355.1**	**14.3**
Other commercial commitments					
Performance guarantees	**418.2**	**263.3**	**99.0**	**44.5**	**11.4**

Subsequent events

Vinci, owner of the 6,142,857 Common Shares issued as partial consideration in the acquisition of ETPM in December 1999, has advised the Company of its intention to sell all of the shares as permitted by the ETPM acquisition agreement. The Company, in turn, has advised Vinci that it will organise the sale and it is the Company's intention to buy the shares back in the second quarter of 2002. This repurchase will be treated as a reduction in shareholders' equity. The transaction will be funded through the use of existing credit facilities and the sale of Common Shares to SNSA and other interested parties for up to $65.0 million.

Multi-currency activities

The reporting currency of the Company is the U.S. Dollar. The majority of net operating expenses are denominated in the functional currency of the individual operating subsidiaries. The U.S. Dollar is the functional currency of the most significant subsidiaries within the Asia Pacific, North America, SEAME and South American regions. In the Norway and U.K. regions, the functional currencies are the Norwegian Kroner and the British Pound, respectively.

The Company enters into forward exchange and options contracts to hedge capital expenditures and operational non-functional currency exposures on a continuing basis for periods consistent with its committed exposures. The Company does not engage in currency speculation.

Market risk

The Company is exposed to market risk, including changes in interest rates and currency exchange rates. To manage the volatility relating to these exposures on a consolidated basis, the Company enters into derivative instruments to hedge currency exposures in accordance with the Company's policies. The financial impact of these instruments is offset by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative instruments for trading purposes.

Currency rate and interest rate exposure

The Company's exposure to currency rate fluctuations results from its net investments in foreign subsidiaries, primarily in the U.K., Norway, France and Brazil, and from its share of the local currency earnings in its operations in the U.K., Norway and SEAME. The Company is also exposed to fluctuations in several other currencies resulting from operating expenditures and one-off liabilities.

The Company's currency rate exposure policy prescribes the range of allowable hedging activity. The Company primarily uses forward exchange contracts. The Company does not use derivative instruments to hedge the value of investments in foreign subsidiaries.

The Company's exposure to third-party interest rate fluctuations results primarily from floating-rate short-term lines of credit as well as floating-rate long-term revolving credit facilities tied into LIBOR.

The Company uses a value-at-risk ("VAR") model to estimate the maximum potential loss on financial instruments that could occur from adverse movements in either interest rates or foreign exchange rates. The VAR model uses historical foreign exchange rates and interest rates to estimate the volatility and correlation of these rates in future periods. It estimates a potential one-day loss in the fair market value of the instruments using statistical modeling techniques and including substantially all market risk exposures, specifically excluding joint venture investments. The VAR model estimates were made assuming normal market conditions and a 95% confidence level.

The 95% confidence level signifies the Company's degree of confidence that actual losses would not exceed the estimated losses shown in the table below. The amounts shown here disregard the possibility that interest rates and foreign currency rates could move favorably. The VAR model assumes that all movements in these rates would be adverse. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that the Company could experience losses such as these over an extended period of time. These amounts should not be considered to be projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

The fair value losses shown in the table below have no impact on the Company's results or financial condition.

VAR **As of November 30** (in millions)	**2001** **$**	2000 $
Interest rates	**0.4**	1.3
Foreign exchange rates	**0.9**	1.1

A discussion of the Company's accounting policies for financial instruments is included in Note 2 to the consolidated financial statements, and disclosure relating to the financial instruments is included in Note 23 to the consolidated financial statements.

Critical accounting policies

The Company's significant accounting policies are described in Notes 2 and 10 to the consolidated financial statements. The Company believes that the following policies are the critical accounting policies as they may involve a high degree of judgment and complexity.

Revenue recognition

A significant portion of the Company's revenue is derived from long-term contracts and is recognized using the percentage-of-completion accounting method. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of estimated physical completion. Management reviews these estimates monthly and revenue and gross profit are recognized each period unless the stage of completion is insufficient to enable a reasonably certain forecast of revenue to be established. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of these contracts, recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favorable changes in estimates result in additional revenue and profit recognition, and unfavorable changes in estimates result in a reduction of recognized revenue and profits. These changes may be significant depending on the size of the project or the adjustment. When estimates indicate that a loss will be incurred on a contract on completion, a provision for the expected loss is recorded in the period in which the loss becomes known.

A major portion of the Company's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders are commonly billed to the customers in the normal course of business and are recognized as contract revenue only after agreement from the customers has been reached on the scope of work and fees to be charged. Variation orders often arise during the life of a contract and estimated revenues and costs are adjusted for change orders that have been approved as to scope and fees.

Recognition of provisions for legal claims, suits and complaints

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No.5, *"Accounting for Contingencies"* if the Company has determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, the Company will provide the lower amount of the range. The provision is subject to uncertainty and no assurance can be given that the amount provided in the financial statements is the amount that will be ultimately settled. The results of the Company may be adversely affected if the provision proves not to be sufficient. The notable legal claims made against the Company are discussed fully in Note 22 to the financial statements and are summarized below.

Coflexip S.A. ("CSO") has commenced legal proceedings through the U.K. High Court against three subsidiaries of Stolt Offshore S.A. claiming infringement of a certain patent held by CSO relating to flexible flowline laying technology in the U.K. During 2001, CSO submitted an amended claim to damages claiming the lost profits on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects. The total claim is for approximately $89 million, up from approximately $14 million claimed previously, plus interest, legal costs and a royalty for each time that the flexible-lay system tower on the *Seaway Falcon* was brought into U.K. waters. The Company estimates that the total claim will be of the order of $115 million. In the alternative, CSO claims a reasonable royalty for each act of infringement, interest and legal costs. CSO has not quantified this claim, but it will be considerably less than the claim to lost profits. The Company, in consultation with its advisers, has assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $115 million and has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, the Company has provided $1.5 million in the financial statements, being the lower amount of the range. The amount of damages is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.

In September 1999, the Company terminated its charter of the ship, *Toisa Puma*, for default. The Company is currently in arbitration with the owners who are contesting that the termination was wrongful. During 2001, the owner has quantified his claim to approximately $8 million. The Company has disputed the magnitude of the claim in relation to lack of instigation, lack of cost savings and lack of actual loss for parts of the claim. In addition, the Company has a counterclaim related to the breakdown of the ship. The Company, in consultation with its advisers, has assessed the range of possible outcomes for the resolution of damages with the upper amount being $8 million. The Company has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, the Company has provided in the financial statements an amount to cover the liability for damages which is at the lower amount of the range. The amount of such liability is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.

Income taxes

The Company accounts for income taxes in accordance with SFAS No.109, *"Accounting for Income taxes"* which requires that the deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. SFAS No.109 also requires that the deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

As at November 30, 2001 and 2000, the Company had deferred tax assets in excess of deferred tax liabilities of $52.0 million and $7.9 million, respectively. For the reasons cited below, as at November 30, 2001, management has determined that it is more likely than not that $13.0 million and $13.7 million, respectively, of such assets will be realized, resulting in a valuation allowance of $57.1 million and $21.0 million, respectively. The Company evaluates quarterly the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factor used to assess the likelihood of realization is the Company's forecast of future taxable income. Factors that may affect the Company's ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins or loss of market share.

Implementation of SFAS No.133

Effective December 1, 2000, the Company adopted Statement of Financial Accounting Standards ("SFAS") No.133, "*Accounting for Derivative Instruments and Hedging Activities*", as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The impact of adopting this standard on December 1, 2000 was to increase forward contract liabilities by $4.9 million and forward contract assets by $2.7 million, with an offsetting amount of $2.2 million recorded in other comprehensive income.

Impact of new accounting standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No.141, "*Business Combinations*" and SFAS No.142, "*Goodwill and Other Intangible Assets*". SFAS No.141 applies to all business combinations with a closing date after June 30, 2001 and eliminates the pooling-of-interests method of accounting and further clarifies the criteria for recognition of intangible assets separately from goodwill. SFAS No.142 eliminates the amortization of goodwill and indefinite-lived intangible assets and initiates an annual review for impairment. Identifiable intangible assets with determinable useful lives will continue to be amortized. The amortization provisions apply to goodwill and to other intangible assets acquired after June 30, 2001. Goodwill and other intangible assets acquired prior to June 30, 2001 will be affected upon adoption. The Company will adopt SFAS No.142 for the fiscal year commencing December 1, 2002 which will require the Company to cease amortization of its remaining net goodwill balance and perform an impairment test of its existing goodwill based on a fair value concept. The Company has not determined the impact that these Statements will have on goodwill and other intangible assets or whether a cumulative effect adjustment will be required upon adoption to reflect the impairment of previously recognized goodwill and other intangible assets.

In June 2001, FASB issued SFAS No.143, "*Accounting for Asset Retirement Obligations*". SFAS No.143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Changes in the liability for an asset retirement due to the passage of time shall be recognized as an increase in the carrying amount of the liability and as an operating expense in the statement of operations. SFAS No.143 is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate that adoption of SFAS No.143 will have a material impact on its results of operations or its financial position.

In August 2001, the FASB issued SFAS No.144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*". SFAS No.144 superseded SFAS No.121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.*" SFAS No.144 primarily addresses significant issues relating to the implementation of SFAS No.121 and develops a single accounting model for long-lived assets to be disposed of by sale that is consistent with the fundamental provisions of SFAS No.121. SFAS No.144 is effective for fiscal years beginning after December 15, 2001. The Company currently has no plans to dispose of any operations and, accordingly, does not anticipate that adoption of SFAS No.144 will have a material impact on its results of operations or its financial position.

Forward-looking statements

Certain statements in this Annual Report, including the message from the Chairman and the operational review from the Chief Executive Officer, describe plans or expectations for the future and constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; the availability and reliability of ships; project performance; currency fluctuations; the loss of any significant customers; changes in business strategy or development plans; availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or inability to comply with, government regulations; adverse court decisions and adverse weather conditions. Additional information concerning these as well as other factors is contained from time to time in the Company's U.S. Securities and Exchange Commission ("SEC") filings, including but not limited to the Company's report on Form 20-F for the year ended November 30, 2000. Copies of these filings may be obtained by contacting the Company or the SEC.

Selected consolidated financial data

For the year ended November 30 (in millions, except per share data)	2001 $	2000 $	1999 $	1998 $	1997 $
Net operating revenue	**1,255.9**	983.4	640.7	649.8	431.1
Non-recurring items	**(7.9)**[a]	(3.3)[a]	(1.6)[a]	–	(3.1)
Net operating income (loss)	**34.1**	(5.0)	24.2	77.7	54.5
Cumulative effect of change in accounting policy	–	–	–	3.1	–
Net (loss) income	**(14.2)**	(34.4)	16.2	57.3	39.0
Net (loss) income per Common Share and Common Share equivalent before cumulative effect of change in accounting policy[b]:					
Basic	**(0.16)**	(0.44)	0.27	0.92	0.83
Diluted	**(0.16)**	(0.44)	0.27	0.91	0.82
Net income per Common Share and Common Share equivalent for the cumulative effect of change in accounting policy[b]:					
Basic	–	–	–	0.05	–
Diluted	–	–	–	0.05	–
Net (loss) income per Common Share and Common Share equivalent[b]:					
Basic	**(0.16)**	(0.44)	0.27	0.97	0.83
Diluted	**(0.16)**	(0.44)	0.27	0.96	0.82
Weighted average number of Common Shares and Common Share equivalent outstanding[b]:	**Number**	Number	Number	Number	Number
Basic	**87.2**	78.8	59.1	59.0	47.0
Diluted	**87.2**	78.8	59.5	60.0	47.6

As of November 30 (in millions, except per share data)	2001 $	2000 $	1999 $	1998 $	1997 $
Current assets less current liabilities (including current portion of long-term debt and capital lease obligations and debt due to SNSA)	**78.2**	12.7	31.9	67.4	78.7
Non-current assets	**987.3**	1,008.3	591.2	574.2	275.0
Long-term debt, including long-term debt due to SNSA, and capital lease obligations (including current portion)	**358.7**	292.5	200.7	221.2	2.6
Other long-term liabilities	**70.4**	62.8	14.5	22.5	3.5
Shareholders' equity	**660.0**	669.4	408.4	400.6	348.0
Book value per Common Share and Common Share equivalent[b]	**7.57**	7.68	6.90	6.79	5.90
	Number	Number	Number	Number	Number
Total number of Common Shares and Common Share equivalent outstanding[b]	**87.2**	87.2	59.2	59.0	59.0

[a] Non-recurring items relate to the charge for the impairment of the Comex trade name in 2001 (Note 2) and restructuring charges in 2000 and 1999 (Note 16).

[b] All share data and per share data have been restated to reflect (i) the share reclassification on March 7, 2001 whereby Class A Shares were reclassified to Common Shares on a one-for-one basis, (ii) the Class A Share distribution on June 25, 1998 and (iii) the two-for-one share split on January 9, 1998.

Report of independent public accountants

To Stolt Offshore S.A.

We have audited the accompanying consolidated balance sheets of Stolt Offshore S.A. (a Luxembourg company) and its subsidiaries as of November 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stolt Offshore S.A. and subsidiaries as of November 30, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen
Glasgow, United Kingdom
January 30, 2002

For the year ended November 30 (in thousands, except per share data)		2001 $	2000 $	1999 $
Net operating revenue		1,255,938	983,420	640,726
Operating expenses		(1,161,553)	(930,046)	(568,304)
Gross profit – $		94,385	53,374	72,422
– %		7.5%	5.4%	11.3%
Equity in net income of non-consolidated joint ventures		11,655	5,793	5,197
Administrative and general expenses		(64,043)	(60,913)	(51,825)
Impairment of Comex trade name	note 2	(7,932)	–	–
Restructuring charges	note 16	–	(3,294)	(1,639)
Net operating income (loss)		34,065	(5,040)	24,155
Non-operating (expense) income				
Interest expense		(29,271)	(32,157)	(17,692)
Interest income		2,451	2,165	966
Foreign currency exchange losses, net		(323)	(810)	(80)
Other income, net		2,300	142	355
Income (loss) before income taxes and minority interests		9,222	(35,700)	7,704
Income tax (provision) benefit	note 10	(20,619)	3,778	8,509
(Loss) income before minority interests		(11,397)	(31,922)	16,213
Minority interests		(2,806)	(2,521)	–
Net (loss) income		(14,203)	(34,443)	16,213
Earnings per Common Share				
Net (loss) income per Common Share and Common Share equivalent:				
Basic		(0.16)	(0.44)	0.27
Diluted		(0.16)	(0.44)	0.27
Weighted average number of Common Shares and Common Share equivalents outstanding	note 2	Number	Number	Number
Basic		87,201	78,774	59,092
Diluted		87,201	78,774	59,545

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated balance sheets

As of November 30 (in thousands, except share data)		2001 $	2000 $
ASSETS			
Current assets			
Cash and cash equivalents		**11,670**	6,315
Restricted cash deposits	note 4	**1,296**	4,337
Trade receivables	note 5	**428,601**	268,491
Inventories and work-in-progress	note 6	**25,424**	33,701
Receivables due from related parties and short-term advances to non-consolidated joint ventures	note 9	**61,140**	29,837
Prepaid expenses and other current assets	note 7	**44,836**	51,817
Total current assets		**572,967**	394,498
Fixed assets, at cost	note 8	**1,096,329**	1,042,974
Less accumulated depreciation and amortization	note 8	**(316,858)**	(239,626)
Total fixed assets, net		**779,471**	803,348
Deposits and non-current receivables	note 7	**36,192**	24,223
Investments in and advances to non-consolidated joint ventures	note 9	**35,529**	37,004
Deferred taxes	note 10	**10,386**	13,705
Goodwill and other intangible assets	note 2	**122,236**	126,733
Prepaid pension asset	note 11	**3,482**	3,261
Total assets		**1,560,263**	1,402,772
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Bank overdrafts	note 12	**5,240**	1,767
Short-term payables due to SNSA	note 15	**9,482**	8,512
Current maturities of long-term debt and capital lease obligations	note 13	**23,653**	3,844
Accounts payable and accrued liabilities	note 14	**349,440**	255,624
Accrued salaries and benefits		**41,515**	36,736
Other current liabilities		**65,445**	75,344
Total current liabilities		**494,775**	381,827
Long-term debt and capital lease obligations	note 13	**335,026**	288,653
Deferred taxes	note 10	**18,194**	26,743
Other long-term liabilities		**39,955**	30,505
Accrued pension liability	note 11	**4,992**	3,797
Minority interests		**7,299**	1,798
Total long-term liabilities		**405,466**	351,496
Commitments and contingencies	notes 17 and 22		
Shareholders' equity	note 19		
Common Shares, $2.00 par value – 140,000,000 shares authorized (2000: 34,000,000), 70,228,536 shares issued and outstanding (2000: 22,723,134)		**140,457**	45,446
Class A Shares, $2.00 par value – nil shares authorized (2000: 68,000,000), nil shares issued and outstanding (2000: 47,429,790)		**–**	94,860
Class B Shares, $2.00 par value – 34,000,000 shares authorized, issued and outstanding (2000: 34,000,000)		**68,000**	68,000
Paid-in surplus		**463,615**	463,379
Retained earnings		**52,436**	66,639
Accumulated comprehensive loss		**(64,486)**	(68,875)
Total shareholders' equity		**660,022**	669,449
Total liabilities and shareholders' equity		**1,560,263**	1,402,772

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated statements of shareholders' equity

(in thousands, except share data)	Common Shares $	Class A Shares $	Class B Shares $	Paid-in surplus $	Retained earnings $	Accumulated comprehensive loss $	Total shareholders' equity $	Comprehensive income (loss) $
Balance, November 30, 1998	44,731	39,360	68,000	178,290	84,869	(14,700)	400,550	
Net income	–	–	–	–	16,213	–	16,213	16,213
Translation adjustments, net	–	–	–	–	–	(8,825)	(8,825)	(8,825)
Comprehensive income	–	–	–	–	–	–	–	7,388
Exercise of share options	182	62	–	339	–	–	583	
Other, net	–	–	–	(78)	–	–	(78)	
Balance, November 30, 1999	44,913	39,422	68,000	178,551	101,082	(23,525)	408,443	
Issuance of 1,758,242 Class A Shares	–	3,516	–	21,934	–	–	25,450	
Issuance of 6,142,857 Class A Shares	–	12,286	–	101,357	–	–	113,643	
Issuance of 10,341,261 Class A Shares	–	20,683	–	79,317	–	–	100,000	
Issuance of 9,433,962 Class A Shares	–	18,868	–	81,132	–	–	100,000	
Net loss	–	–	–	–	(34,443)	–	(34,443)	(34,443)
Translation adjustments, net	–	–	–	–	–	(45,350)	(45,350)	(45,350)
Comprehensive loss	–	–	–	–	–	–	–	(79,793)
Exercise of share options	533	85	–	1,280	–	–	1,898	
Other, net	–	–	–	(192)	–	–	(192)	
Balance, November 30, 2000	**45,446**	**94,860**	**68,000**	**463,379**	**66,639**	**(68,875)**	**669,449**	
Reclassification of Class A Shares to Common Shares	**94,860**	**(94,860)**	–	–	–	–	–	
Net loss	–	–	–	–	**(14,203)**	–	**(14,203)**	**(14,203)**
Translation adjustment in respect of SFAS No.133	–	–	–	–	–	**(2,238)**	**(2,238)**	**(2,238)**
Gain on hedging reclassified into earnings	–	–	–	–	–	**2,238**	**2,238**	**2,238**
Translation adjustments, net	–	–	–	–	–	**4,389**	**4,389**	**4,389**
Comprehensive loss	–	–	–	–	–	–	–	**(9,814)**
Exercise of share options	**151**	–	–	**376**	–	–	**527**	
Other, net	–	–	–	**(140)**	–	–	**(140)**	
Balance, November 30, 2001	**140,457**	–	**68,000**	**463,615**	**52,436**	**(64,486)**	**660,022**	

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

59 of 88

Consolidated statements of cash flows

For the year ended November 30 (in thousands)	2001 $	2000 $	1999 $
Cash flows from operating activities			
Net (loss) income	**(14,203)**	(34,443)	16,213
Adjustments to reconcile net (loss) income to net cash provided by operating activities			
Depreciation and amortization	**91,750**	82,117	56,136
Impairment of Comex trade name	**7,932**	–	–
Amortization of drydock costs	**8,441**	3,985	3,793
Equity in earnings of non-consolidated joint ventures	**(11,655)**	(5,793)	(5,197)
Minority interest in consolidated subsidiaries	**2,806**	2,521	–
Deferred tax	**(4,434)**	(16,731)	(15,668)
Gain on sale of assets	**(1,234)**	(572)	(290)
Changes in operating assets and liabilities, net of acquisitions			
Trade receivables	**(141,003)**	18,316	42,320
Prepaid expenses and other current assets	**10,024**	(18,576)	774
Inventories and work-in-progress	**8,241**	(13,160)	4,653
Accounts and notes payable	**91,022**	29,094	(53,737)
Accrued salaries and benefits	**635**	(5,517)	(8,793)
Other short-term and other long-term liabilities	**(25,928)**	28,630	2,239
Payments of drydock costs	**(17,893)**	(11,638)	(2,108)
Net cash provided by operating activities	**4,501**	58,233	40,335
Cash flows used in investing activities			
Acquisition of subsidiaries, net of cash acquired	**(61)**	(111,175)	–
Purchase of fixed assets	**(62,868)**	(61,724)	(90,918)
Proceeds from sale of fixed and intangible assets	**5,590**	19,157	2,807
(Increase) decrease in investments and other non-current financial assets	**(26,089)**	(6,886)	680
Dividends from non-consolidated joint ventures	**12,235**	–	11,640
Net cash used in investing activities	**(71,193)**	(160,628)	(75,791)
Cash flows provided by financing activities			
Net increase (decrease) in bank overdrafts	**3,332**	(104,323)	5,624
Proceeds from issuance of long-term debt	**69,985**	340,000	34,000
Repayments of long-term debt	**–**	(175,597)	(1,370)
Decrease (increase) in restricted cash deposits securing capital lease obligations and accrued taxation liabilities	**2,628**	(2,601)	(1,012)
Repayments of capital lease obligations	**(3,845)**	(5,425)	(3,117)
Decrease in funding from affiliate	**–**	(150,000)	–
Proceeds from the issuance of Class A Shares	**–**	199,808	–
Exercise of share options	**387**	1,898	583
Net cash provided by financing activities	**72,487**	103,760	34,708
Effect of exchange rate changes on cash	**(440)**	(902)	(2,775)
Net increase (decrease) in cash and cash equivalents	**5,355**	463	(3,523)
Cash and cash equivalents at beginning of year	**6,315**	5,852	9,375
Cash and cash equivalents at end of year	**11,670**	6,315	5,852

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

1. The Company

Stolt Offshore S.A. ("the Company") is one of the largest offshore contractors in the world with services covering all phases of subsea offshore oil and gas operations from exploration to decommissioning. The Company operates in more than 60 countries worldwide and maintains regional offices in the U.K.; Norway; Asia Pacific; Southern Europe, Africa and the Middle East ("SEAME"); South America; and North America.

The market for the Company's services is dependent upon the success of exploration and the level of development and production expenditures in the oil and gas industry. Such expenditures are cyclical in nature and influenced by prevailing and anticipated oil and gas prices.

The Company has investments in several joint ventures, the most significant of which is Mar Profundo Girassol, a joint venture with a French engineering company. The Company's share of the joint venture's net income is 50%.

The remainder of the joint ventures in which the Company has interests, with the exception of Seaway Heavy Lifting Limited ("SHL") and NKT Flexibles I/S, have been entered into on project specific bases to enhance the range of services provided to the customer. In these joint ventures, the Company will typically have interests ranging from 25% to 55%.

2. Accounting policies

Principles of consolidation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. and include the accounts of all majority-owned companies in which the Company has operating control. All significant intercompany transactions and balances have been eliminated. The Company accounts for its non-consolidated joint ventures under the equity method.

The Company records minority interest expense, which reflects the portion of the earnings of the majority-owned operations that are applicable to the minority interest partners. Following the acquisition of ETPM S.A. ("ETPM") in 2000, the Company increased its holding in Alto Mar Girassol from 33⅓% to 66⅔%. The minority interest amounts recorded in the accompanying consolidated financial statements primarily represent the share of minority partners interest in this entity and minority partners 62% interest in Paragon Engineering Holdings, Inc., the recently acquired engineering service group which is discussed further in Note 3.

Foreign currency translation

The Company, incorporated in Luxembourg, has U.S. Dollar share capital and dividends are expected to be paid in U.S. Dollars. As a result, the Company's reporting currency is the U.S. Dollar.

The Company translates the financial statements of its subsidiaries from their functional currencies (usually local currencies) into U.S. Dollars. Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at exchange rates which approximate the average exchange rates prevailing during the period. The resulting translation adjustments are recorded in a separate component of accumulated comprehensive loss as "Translation adjustments, net" in the accompanying consolidated statements of shareholders' equity. Exchange gains and losses resulting from transactions denominated in a currency other than that of the functional currency are included in "Foreign currency exchange losses, net" in the accompanying consolidated statements of operations. The functional currencies of the companies that comprise the Norway region and the U.K. region are Norwegian Kroner and British Pound, respectively. The U.S. Dollar is the functional currency of the most significant subsidiaries within the Asia Pacific, North America, SEAME and South America regions.

The Company uses derivative instruments, primarily foreign exchange forward contracts, to reduce its exposure to currency fluctuations. All of the instruments used are hedges against forecasted underlying operating or balance sheet exposures, the former designated as cash flow hedges and the latter designated as fair value hedges. The Company does not enter into open speculative positions. Effective December 1, 2000, the Company adopted Statement of Financial Accounting Standards ("SFAS") No.133, "*Accounting for Derivative Instruments and Hedging Activities*", as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative instrument are recorded in other comprehensive income ("OCI") and are recognized in the statement of operations when the hedged item affects earnings. If the derivative instrument is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item

attributable to the hedged risk are recognized in the results of operations. Ineffective portions of changes in the fair value or the cash flow hedges are recognized in earnings. The cumulative effect of adopting SFAS No.133 was not material. See the further discussion on derivative instruments in Note 23.

Revenue recognition

Long-term contracts are accounted for using the percentage-of-completion method. Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. Provisions for anticipated losses are made in the period in which they become known.

A major portion of the Company's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders are commonly billed to the customers in the normal course of business and are recognized as contract revenue only after agreement from the customers has been reached on the scope of work and fees to be charged.

Fixed assets

Fixed assets are recorded at cost or fair market value when obtained through acquisition. Interest costs incurred between the date that financing is provided for an asset and the date that the asset is ready for use are capitalized. No interest was capitalized for the years ended November 30, 2001, 2000 or 1999. Assets acquired pursuant to capital leases are capitalized at the present value of the underlying lease obligations and amortized on the same basis as fixed assets described below.

Depreciation of fixed assets is recorded on a straight-line basis over the useful lives of the assets as follows:

Construction support ships	6 to 25 years
Operating equipment	7 to 10 years
Buildings	20 to 33 years
Other assets	5 to 10 years

Ships are depreciated to a residual value of 10% of acquisition cost, which reflects management's estimate of salvage or otherwise recoverable value. No residual value is assumed with respect to other fixed assets.

Costs for fitting out construction support ships are capitalized and amortized over a period equal to the remaining useful life of the related equipment. Permanent marine inventories on ships are depreciated in a manner similar to their related ships.

Depreciation expense, which includes amortization of assets under capital leases, was approximately $86.0 million for the year ended November 30, 2001 (2000: $76.2 million and 1999: $50.3 million).

On December 1, 1999 the Company changed its accounting policy for drydock costs from an accrual basis to a deferral basis. Amortization of capitalized drydock costs was $8.4 million for the year ended November 30, 2001 (2000: $4.0 million and 1999: $3.8 million). The unamortized portion of capitalized drydock costs of $21.2 million (2000: $11.9 million) is included in "Deposits and non-current receivables" in the accompanying consolidated balance sheets.

Maintenance and repair costs, which are expensed as incurred, were $42.1 million for the year ended November 30, 2001 (2000: $44.2 million and 1999: $33.7 million).

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill arising on acquisitions prior to June 30, 2001 is being amortized on a straight-line basis over 15 to 30 years and is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill arising after this date will not be amortized in accordance with SFAS No.142, "*Goodwill and Other Intangible Assets*" and is tested for impairment on an annual basis or earlier whenever indicators of impairment arise.

Included in the net book value of intangible assets at November 30, 2001 was goodwill of $120.1 million (2000: $117.7 million) and other intangible assets of $2.1 (2000: $9.0 million). The amortization expense for the year ended November 30, 2001 was $5.7 million excluding the one-off impairment charge for the Comex trade name as discussed below (2000: $5.9 million and 1999: $5.8 million).

During the year ended November 30, 2001, in light of the increased worldwide recognition of the Stolt Offshore name, the Company reviewed the carrying value of its former trade name Comex for possible impairment in accordance with SFAS No.121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*". The Company determined that the value of the trade name had been impaired and recorded a charge of $7.9 million in its results of operations for the write-down of the trade name.

Cash and cash equivalents
Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Earnings per share
Earnings per share is computed using the weighted average number of Common and Class B Shares and equivalents outstanding during each period. The computations for the three years ended November 30, 2001 are based upon the following outstanding shares:

As of November 30	2001	2000	1999
Basic			
Common Shares	**70,201,030**	61,774,156	42,091,928
Class B Shares	**17,000,000**	17,000,000	17,000,000
Total	**87,201,030**	78,774,156	59,091,928
Diluted			
Common Shares	**70,201,030**	61,774,156	42,544,870
Class B Shares	**17,000,000**	17,000,000	17,000,000
Total	**87,201,030**	78,774,156	59,544,870
Basic	**87,201,030**	78,774,156	59,091,928
Potentially dilutive share options	–	–	452,942
Diluted	**87,201,030**	78,774,156	59,544,870

The diluted loss per share for the year ended November 30, 2001 does not include common share equivalents in respect of share options of 415,941 as their effect would be anti-dilutive (2000: 624,373).

Class B Shares have only 50% of the economic rights of Common Shares.

All share data and per share data have been restated to reflect the share reclassification on March 7, 2001 whereby Class A Shares were reclassified to Common Shares on a one-for-one basis.

Stock based compensation
The Company has elected to account for its stock based compensation awards to employees and directors under Accounting Principles Board ("APB") Opinion No. 25 and to provide the disclosures required by SFAS No.123, "*Accounting for Stock Based Compensation*" in Note 20.

Consolidated statement of cash flows
Cash interest and cash paid for income taxes during the year ended November 30, 2001 were $27.2 million and $13.7 million, respectively, (2000: $27.0 million and $8.0 million, respectively, and 1999: $7.1 million and $10.4 million, respectively).

Impact of new accounting standards
In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No.141, "*Business Combinations*" and SFAS No.142, "*Goodwill and Other Intangible Assets*". SFAS No.141 applies to all business combinations with a closing date after June 30, 2001 and eliminates the pooling-of-interests method of accounting and further clarifies the criteria for recognition of intangible assets separately from goodwill. SFAS No.142 eliminates the amortization of goodwill and indefinite-lived intangible assets and initiates an annual review for impairment. Identifiable intangible assets with determinable useful lives will continue to be amortized. The amortization provisions apply to goodwill and to other intangible assets acquired after June 30, 2001. Goodwill and other intangible assets acquired prior to June 30, 2001 will be affected upon adoption. The Company will adopt SFAS No.142 for the fiscal year commencing December 1, 2002 which will require the Company to cease amortization of its remaining net goodwill balance and perform an impairment test of its existing goodwill based on a fair value concept. The Company has not determined the impact that these Statements will have on goodwill and other intangible assets or whether a cumulative effect adjustment will be required upon adoption to reflect the impairment of previously recognized goodwill and other intangible assets.

In June 2001, the FASB issued SFAS No.143, "*Accounting for Asset Retirement Obligations*". SFAS No.143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Changes in the liability for an asset retirement due the passage of time shall be recognized as an increase in the carrying amount of the liability and as an operating expense in the statement of operations. SFAS No.143 is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate that adoption of SFAS No.143 will have a material impact on its results of operations or its financial position.

In August 2001, the FASB issued SFAS No.144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*". SFAS No.144 superseded SFAS No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets*

to be Disposed Of." SFAS No.144 primarily addresses significant issues relating to the implementation of SFAS No.121 and develops a single accounting model for long-lived assets to be disposed of by sale that is consistent with the fundamental provisions of SFAS No.121. SFAS No.144 is effective for fiscal years beginning after December 15, 2001. The Company currently has no plans to dispose of any operations and, accordingly, does not anticipate that adoption of SFAS No.144 will have a material impact on its results of operations or its financial position.

Comparative amounts

Certain amounts within the 2000 financial statements have been reclassified to conform with the 2001 presentation.

3. Business acquisitions

On March 30, 2001, the Company acquired 82% of the voting rights and 62% of the economic rights of a newly created company, Paragon Engineering Holdings, Inc. ("PEH"). PEH subsequently purchased 20% of the share capital of Paragon Engineering Services, Inc. ("Paragon"), a Houston-based engineering service company, and an option to purchase an additional 40% of the share capital. PEH exercised the option on September 4, 2001. On July 18, 2001, the Company purchased the entire share capital of the Paris-based engineering company Ingerop Litwin ("Litwin"). These acquisitions, by adding conceptual design and detailed engineering services, will enable the Company to better undertake all engineering required on many of the large engineering, procurement, installation and commission type contracts that are expected to come into the market in the next few years.

The consideration, including acquisition costs, paid to acquire Paragon and Litwin was $16.7 million of which $4.3 million in relation to the Paragon acquisition has been deferred for payment until March 30, 2005. The net present value of the deferred payment has been included in "Other long-term liabilities" in the accompanying balance sheet. Additionally, from March 30, 2005, the Paragon sale agreement provides for a payment to be made to a former shareholder of Paragon, under the terms of a put and call option. This payment is contingent upon a multiplier of the future earnings of Paragon, as defined in the agreement, exceeding the deferred consideration. No recognition of the contingent payment has been made in the financial statements of the Company as it is not certain beyond reasonable doubt that this payment will be made and currently it is not possible to quantify the amount.

The results of Paragon have been included in the consolidated results of operations from September 4, 2001, when the Company assumed effective control of the entity. The amount which represents the minority shareholders' interests in the results of Paragon, effectively 62%, has been recorded as minority interest expense in the results of operations of the Company. The results of Litwin have been included in the consolidated results of operations from July 18, 2001.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition. The Company is in the process of obtaining third-party valuations of certain intangible assets, thus the allocation of the purchase price is subject to refinement. All intangible assets other than goodwill, which are mainly customer lists and various engineering databases, are subject to amortization over estimated useful lives of three to 10 years.

(in thousands)	$
Current assets	30,989
Fixed assets, at cost	2,538
Intangible assets	2,066
Goodwill	8,475
Other non-current assets	939
Total assets acquired	45,007
Current liabilities	(23,897)
Non-current liabilities	(799)
Minority interest	(3,657)
Net assets acquired	16,654

On December 7, 1999, the Company completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT"), a manufacturer of flexible flowlines and dynamic flexible risers for the offshore oil and gas industry. The transaction was effected through the acquisition of Danco A/S, a wholly-owned Norwegian company, which holds the investment in NKT. NKT is owned 51% by NKT Holdings A/S, and 49% by the Company through Danco A/S. The total consideration for the acquisition was $36.0 million: $10.5 million cash and the issue of 1,758,242 Class A Shares, with an average guaranteed value of $14.475 per share for a value of $25.5 million. The Class A Shares have subsequently been converted to Common Shares on a one-for-one basis. As of November 30, 2001, the Company continued to have an obligation for an average guaranteed value of $14.95 over 1,128,742 Common Shares.

The acquisition of Danco A/S has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's results of operations from the date of acquisition. The excess of cash paid over the fair value of net assets acquired has been recorded as goodwill of $2.1 million at the date of acquisition. The goodwill is being amortized over 10 years. The Company accounts for the investment in NKT as a non-consolidated joint venture under the equity method.

On December 16, 1999, the Company acquired approximately 55% of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly-owned subsidiary of Groupe GTM S.A. ("GTM"). GTM has subsequently been acquired by Groupe Vinci S.A. ("Vinci"). The remaining 45% of ETPM was acquired on February 4, 2000.

The total consideration for the acquisition was $350.0 million and was comprised of the following items: (i) $111.6 million in cash; (ii) the issue of 6,142,857 Class A Shares, which have subsequently converted to Common Shares on a one-for-one basis, with a minimum guarantee price of $18.50 per share for a total value of $113.6 million; (iii) the assumption of debt of $18.4 million due from ETPM to GTM and debt of $71.0 million due to third parties; (iv) acquisition costs of $3.4 million; and (v) $32.0 million being the net present value at acquisition of a hire purchase arrangement for two ships owned by GTM, the *Seaway Polaris* and the *DLB 801*, with an early purchase option after two years.

The acquisition has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's results of operations from the date of acquisition. The acquisition generated negative goodwill of $5.8 million and non-current assets have been reduced by this amount.

The acquisition was initially funded by cash provided by Stolt-Nielsen S.A. ("SNSA"), the Company's majority shareholder, and was replaced by a bridge finance facility which has subsequently been repaid.

As described more fully in Note 24, Vinci has advised the Company of its intention to sell all of the Common Shares given as partial consideration by the Company for the acquisition of ETPM. The Company, in turn, has advised Vinci that it will organize the sale. As specified in the ETPM acquisition agreement, the minimum share price guarantee of $18.50 per share will apply.

The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company, Paragon and Litwin as if the acquisitions occurred at the beginning of 2000 and the consolidated results of operations of the Company, ETPM and Danco A/S as if the acquisitions occurred at the beginning of 1999. Pro forma adjustments include depreciation and amortization, interest charges on debt and lines of credit, elimination of deferred gains, adjustments to operating lease expense, pension adjustments, elimination of related party transactions and the tax adjustments associated with the above. The pro forma consolidated results of operations for the year ended November 30, 2000 would not be materially different from the actual results in respect of the acquisitions of ETPM and Danco A/S as the acquisitions occurred close to the start of the financial year.

Pro forma results for the Company, Paragon and Litwin.

For the year ended November 30 (in thousands, except per share data)	2001 $	(unaudited) 2000 $
Net operating revenue	**1,313,289**	1,030,748
Net loss	**(14,193)**	(40,277)
Net loss per share:		
Basic	**(0.16)**	(0.51)
Diluted	**(0.16)**	(0.51)

Pro forma results for the Company, ETPM and Danco A/S.

For the year ended November 30 (in thousands, except per share data)	(unaudited) 1999 $
Net operating revenue	1,360,678
Net income	25,683
Net income per share:	
Basic	0.33
Diluted	0.33

The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisitions been in effect for the period presented, nor do they purport to be indicative of the results that will be obtained in the future.

The Company's revenue for 2001 included sales of $1.1 million to Paragon. The Company's revenue for 1999 included sales of $2.1 million to ETPM.

4. Restricted cash deposits

Restricted cash balances comprise both funds held in a separate Company bank account, which will be used to

settle accrued taxation liabilities, and deposits made by the Company as security for certain third-party obligations. There are no other significant conditions on the restricted cash balances.

5. Trade receivables

Trade receivables at November 30, 2001 of $428.6 million (2000: $268.5 million) are net of allowances for doubtful accounts of $9.2 million (2000: $8.3 million). Included in trade receivables at November 30, 2001 was $215.1 million (2000: $99.8 million) of unbilled receivables.

6. Inventories and work-in-progress

Inventories and work-in-progress are stated at the lower of cost or market value and comprise the following:

As of November 30 (in thousands)	2001 $	2000 $
Materials and supplies, net of reserve of $4,181 (2000: $2,423)	**14,620**	11,789
Spare parts, net of reserve of $1,402 (2000: $1,502)	**4,281**	5,027
Work-in-progress and mobilizations	**4,227**	14,441
Fuels	**2,237**	2,398
Other	**59**	46
	25,424	33,701

Costs are generally determined in accordance with the weighted-average cost method. Costs of fitting out and preparing equipment for specific contracts are included in work-in-progress. Such costs, principally labor and materials, are amortized over the shorter of the expected duration of the contracts or the estimated useful life of the asset.

7. Employee loans

Included in prepaid expenses and other current assets are loans to employees of $4.5 million (2000: $2.6 million). Included in deposits and non-current receivables are loans to employees of $0.1 million (2000: $0.4 million).

8. Fixed assets, net

Fixed assets comprise the following:

As of November 30 (in thousands)	2001 $	2001 %	2000 $	2000 %
Construction support ships	**715,367**	**65**	711,062	68
Operating equipment	**322,339**	**29**	281,816	27
Land and buildings	**19,964**	**2**	19,916	2
Other assets	**38,659**	**4**	30,180	3
	1,096,329	**100**	1,042,974	100
Less: Accumulated depreciation and amortization	**(316,858)**		(239,626)	
	779,471		803,348	

9. Investments in and advances to non-consolidated joint ventures

Investments in and advances to non-consolidated joint ventures comprise the following:

As of November 30 (in thousands)	Geographical location	2001 $	2000 $
NKT Flexibles I/S	Denmark	**18,379**	23,237
Mar Profundo Girassol	West Africa, SEAME	**9,580**	11,261
Sonamet	West Africa, SEAME	**(7,458)**	(8,126)
Sonastolt	West Africa, SEAME	**6,150**	5,321
Seaway Heavy Lifting Limited	Cyprus	**3,191**	2,809
Project joint ventures	Norway, SEAME	**2,555**	(190)
Other	Norway, SEAME	**3,132**	2,692
		35,529	37,004

In circumstances where the Company owns more than 50% of the voting interest, but the Company's ability to control the operation of the investee is restricted by the significant participating interest held by another party, the investment is consolidated under the equity method of accounting.

The Company accrues losses in excess of the investment value when the Company is committed to provide ongoing financial support to the joint venture.

Taxation in respect of project joint ventures has been included in the results of the relevant subsidiaries. Undistributed reserves of all other joint ventures will not be taxed on distribution.

Summarized financial information for the Company's non-consolidated joint ventures, representing 100% of the respective amounts included in the joint ventures' financial statements, is as follows:

Income statement data

For the year ended November 30 (in thousands)	2001 $	2000 $	1999 $
Net operating revenue	**296,305**	357,984	237,516
Gross profit	**27,599**	29,102	14,581
Net income	**24,329**	15,351	13,117

Balance sheet data

As of November 30 (in thousands)	2001 $	2000 $
Current assets	**231,402**	216,333
Non-current assets	**104,868**	127,073
Current liabilities	**237,581**	247,510
Long-term liabilities	**38,922**	25,269

For commercial reasons, the Company has structured certain contractual services through its joint ventures. The income statement data for the non-consolidated joint ventures presented above includes the following expenses related to transactions with the Company in 2001, 2000 and 1999 respectively: charter hire of $5.1 million, $4.4 million and $7.2 million and other expenses of $60.5 million, $34.2 million and $27.9 million. The joint ventures also received revenue of $39.5 million, $45.0 million and $7.0 million from the Company. The balance sheet data includes amounts payable to joint ventures by the Company of $9.7 million and $17.4 million and short-term amounts receivable by the Company of $61.1 million and $29.8 million at November 30, 2001 and 2000, respectively.

10. Income taxes

The income tax (provision) benefit is as follows:

For the year ended November 30 (in thousands)	2001 $	2000 $	1999 $
Current	**(25,052)**	(12,953)	(7,159)
Deferred	**4,433**	16,731	15,668
Income tax (provision) benefit	**(20,619)**	3,778	8,509

The tax effects of temporary differences and net operating loss carryforwards ("NOLs") at November 30, 2001 and 2000 are as follows:

As of November 30 (in thousands)	2001 $	2000 $
Net operating loss carryforwards	**77,128**	61,788
Other accruals, net	**38,118**	18,952
Fixed assets	**(63,290)**	(72,822)
Net deferred tax before valuation allowance	**51,956**	7,918
Valuation allowance	**(57,142)**	(20,956)
Net deferred tax liability	**(5,186)**	(13,038)
Short-term deferred tax asset	**2,622**	–
Long-term deferred tax asset	**10,386**	13,705
Deferred tax liability	**(18,194)**	(26,743)
	(5,186)	(13,038)

The Company accounts for income taxes in accordance with SFAS No.109, *"Accounting for Income Taxes"*. SFAS No.109 requires that the tax benefit of such NOLs be recorded as an asset to the extent that management assesses the utilization of such NOLs to be "more likely than not".

The Company has a net deferred tax asset in the U.S. totalling $10.8 million. This represents NOLs, net of fixed asset and other timing differences. These NOLs expire through 2019. Management has decided not to increase the deferred tax asset for NOLs at this time and has reflected the loss in the current year as an item for which no benefit is recognized.

Management has determined that the results of the U.S. businesses have been severely impacted by the oil and gas prices, which remained low for most of 2001. Management believes, based on the Company's history of operating earnings prior to this significant market slump and its expectations for the future, that operating income of the Company will more likely than not be sufficient to fully realize the $10.8 million net deferred tax asset prior to the expiry of the NOLs. In determining this, management has considered the fact that there are a number of bids for larger field development projects coming into the market and that the margins on local business are expected to recover in 2002 and a reduction in the intercompany interest burden of the U.S. subsidiaries over the next few years.

The Company has taken a valuation allowance against the brought forward deferred tax asset for NOLs of $1.6 million in Australia and has recognized no deferred tax benefit against the 2001 results.

The net deferred tax asset in Norway of $2.2 million represents NOLs. Management has determined, based on the history of operating earnings and expectations of the future, that the operating income of the Company will more likely than not be sufficient to fully realize these net deferred tax assets prior to the expiry of the NOLs, which expire through to 2011.

The U.K. has unused NOLs, on a tax-effected basis, of $4.4 million as at November 30, 2001, which may be carried forward indefinitely.

The Company's U.K. shipping subsidiaries have elected to join the U.K. tonnage tax regime, whereby taxable income over the next ten years will be computed in part by reference to the tonnage of vessels. Accordingly, the Company has released part of the deferred tax liability arising on accelerated U.K. shipping tax allowances.

The income tax benefit (provision) at the Company's effective tax rate differs from the income tax benefit (provision) at the statutory rate. Principal reconciling items include the following:

For the year ended November 30, 2001 (in thousands)	U.S. $	Scandinavia $	U.K. $	France[a] $	Other $	Total $
(Loss)/income before income taxes and minority interests	(45,886)	(3,221)	7,333	(21,910)	72,906	9,222
Utilization of prior year losses[b]	–	–	–	(1,957)	–	(1,957)
Income subject to withholding taxes	–	–	–	–	(37,105)	(37,105)
Income in non-taxable areas	–	–	–	–	(28,776)	(28,776)
Losses for which no benefit is recognized	45,914	–	–	–	10,568	56,482
Taxable (loss) income	28	(3,221)	7,333	(23,867)	17,593	(2,134)
Statutory tax rate	34%	28%	30%	36%	40%[c]	17%
Tax at statutory rate	(9)	902	(2,200)	8,697	(7,036)	354
Non-deductible amortization	(1,682)	–	(382)	(2,920)	–	(4,984)
Adjustments in respect of prior years	1,092	–	(3,849)	(3,324)	(5,138)	(11,219)
Change in valuation allowance	931	–	(3,226)	(5,033)	(8,752)	(16,080)
Imputed interest deduction	–	–	–	–	5,381	5,381
Withholding and other taxes	–	–	(1,212)	173	(8,484)	(9,523)
Permanent differences	(350)	123	(62)	–	–	(289)
Change in tax regime	–	–	15,200	–	–	15,200
Other	18	–	–	(467)	990	541
Income tax benefit (provision)	–	1,025	4,269	(2,874)	(23,039)	(20,619)

For the year ended November 30, 2000 (in thousands)	U.S. $	Scandinavia $	U.K. $	France[a] $	Other $	Total $
(Loss)/income before income taxes and minority interests	(49,992)	(24,935)	(1,708)	5,413	35,522	(35,700)
Utilization of prior year losses[b]	–	–	–	(11,728)	(525)	(12,253)
Income subject to withholding taxes	–	–	–	–	(38,254)	(38,254)
Income in non-taxable areas	–	–	–	–	(25,360)	(25,360)
Losses for which no benefit is recognized	30,057	1,905	1,114	13,157	25,560	71,793
Taxable (loss) income	(19,935)	(23,030)	(594)	6,842	(3,057)	(39,774)
Statutory tax rate	34%	29%	30%	38%	45%[c]	31%
Tax at statutory rate	6,778	6,743	178	(2,584)	1,377	12,492
Non-deductible amortization	(1,734)	(9)	(495)	–	(666)	(2,904)
Adjustments in respect of prior years	872	(1,500)	(758)	–	(900)	(2,286)
Change in valuation allowance	–	–	–	(1,519)	–	(1,519)
Tax credits for research and development	–	–	–	3,932	–	3,932
Imputed interest deduction	–	–	–	–	7,379	7,379
Withholding and other taxes	–	–	–	(2,052)	(9,935)	(11,987)
Participation exemption income	–	–	–	–	(2,237)	(2,237)
Changes in tax rates	–	–	–	(176)	(196)	(372)
Exchange loss	–	–	–	213	380	593
Other	24	115	(249)	(444)	1,241	687
Income tax benefit (provision)	5,940	5,349	(1,324)	(2,630)	(3,557)	3,778

[a] As a consequence of the acquisition of ETPM, taxation in France has become more significant and has therefore been separately identified in 2001 and 2000. In 1999, it was included in "other".

[b] The reported utilization of prior year losses against current year profits represents entities where deferred tax assets had not previously been recognized for those losses.

[c] The statutory tax rate for the "other" category represents a weighted average of various local statutory tax rates including certain revenue taxes.

For the year ended November 30, 1999 (in thousands)	U.S. $	Scandinavia $	U.K. $	France[a] $	Other $	Total $
(Loss)/income before income taxes and minority interests	(41,085)	18,015	(128)		30,902	7,704
Utilization of prior year losses[b]	–	–	–		(10,926)	(10,926)
Income in non-taxable areas	–	–	–		(8,648)	(8,648)
Losses for which no benefit is recognized	–	–	–		8,398	8,398
Taxable (loss) income	(41,085)	18,015	(128)		19,726	(3,472)
Statutory tax rate	34%	28%	30%		37%[c]	50%
Tax at statutory rate	13,969	(5,044)	38		(7,221)	1,742
Non-deductible amortization	–	(51)	(145)		(329)	(525)
Adjustments in respect of prior years	–	–	750		–	750
State tax credit	975	–	–		–	975
Imputed tax deduction	–	–	–		4,030	4,030
Change in valuation allowance	(216)	–	(1,800)		1,968	(48)
Non-taxable dividend income from joint ventures	–	–	–		189	189
Changes in tax rates	–	–	(192)		–	(192)
Exchange loss	–	253	983		257	1,493
Other	210	249	(192)		(172)	95
Income tax benefit (provision)	14,938	(4,593)	(558)		(1,278)	8,509

[a]As a consequence of the acquisition of ETPM, taxation in France has become more significant and has therefore been separately identified in 2001 and 2000. In 1999, it was included in "other".

[b]The reported utilization of prior year losses against current year profits represents entities where deferred tax assets had not previously been recognized for those losses.

[c]The statutory tax rate for the "other" category represents a weighted average of various local statutory tax rates including certain revenue taxes.

11. Pension commitments

The Company operates both defined contribution and defined benefit pension plans, depending on location, covering certain qualifying employees. Contributions under the defined contribution pension plans are determined as a percentage of gross salary. The expense relative to these plans for the years ended November 30, 2001, 2000 and 1999 was $1.6 million, $1.1 million and $1.4 million, respectively.

The Company operates both funded and unfunded defined benefit pension plans. The benefits under the defined benefit pension plans are based on years of service and salary levels. Plan assets of the funded schemes primarily are comprised of marketable securities.

The following tables provide a reconciliation of benefit obligation and plan assets:

As of November 30 (in thousands)	2001 $	2000 $
Change in benefit obligation		
Benefit obligation at beginning of year	**18,558**	17,742
Service cost	**1,735**	1,394
Interest cost	**1,165**	1,010
Actuarial (gains)/losses	**(266)**	1,133
Foreign currency exchange rate changes	**131**	(2,295)
Benefits paid from plan assets	**(423)**	(426)
Benefit obligation at end of year	**20,900**	18,558
Change in plan assets		
Fair value of plan assets at beginning of year	**19,155**	19,023
Actual return on plan assets	**(2,198)**	1,911
Foreign currency exchange rate changes	**192**	(2,407)
Company contributions	**1,508**	1,054
Benefits paid from plan assets	**(423)**	(426)
Plan amendments	**240**	–
Fair value of plan assets at end of year	**18,474**	19,155

The following table sets forth the funded status of the funded defined benefit pension plans:

For the year ended November 30 (in thousands)	Pension benefits 2001 $	2000 $
Funded status of the plans	**(2,426)**	597
Unrecognized net gain	**5,936**	2,693
Unrecognized prior service benefit	**259**	287
Unrecognized net transition obligation	**(287)**	(316)
Prepaid benefit cost	**3,482**	3,261

The weighted average assumptions used are as follows:

For the year ended November 30	Pension benefits 2001 %	2000 %	1999 %
Discount rate	**6.2**	6.1	6.1
Expected return on plan assets	**7.0**	7.0	7.1
Rate of compensation increase	**3.2**	3.3	3.3

Net periodic pension benefit costs for funded defined benefit schemes include the following components:

For the year ended November 30 (in thousands)	Pension benefits 2001 $	2000 $	1999 $
Service cost	**1,735**	1,394	1,426
Interest cost	**1,165**	1,010	1,040
Expected return on plan assets	**(1,308)**	(1,287)	(1,251)
Amortization of transition obligation	**(41)**	92	(47)
Recognized net actuarial losses	**38**	38	155
Amortization of prior service benefit	**86**	(41)	44
Benefit cost	**1,675**	1,206	1,367

As at November 30, 2001, all of the Company's funded pension plans had benefit obligations in excess of plan assets. As at November 30, 2000, the Company had funded pension plans which had benefit obligations in excess of plan assets. The benefit obligations of these plans were $6.9 million and the value of assets under these plans were $6.2 million.

The following tables provide a reconciliation of the benefit obligation and accrued pension liability of the unfunded plan.

For the year ended November 30 (in thousands)	Pension benefits 2001 $	2000 $
Benefit obligation at beginning of year	**3,797**	–
Acquisitions	**612**	3,642
Service cost	**301**	277
Interest cost	**223**	213
Benefits paid from plan assets	**–**	(85)
Foreign currency exchange rate changes	**59**	(250)
Benefit obligation at end of year	**4,992**	3,797

As the plan is unfunded, the benefit obligation is equal to the unfunded status of the plan and the accrued pension liability.

The weighted average assumptions used are as follows:

For the year ended November 30	Pension benefits 2001 %	2000 %
Discount rate	**6.2**	5.5
Expected return on plan assets	**N/A**	N/A
Rate of compensation increase	**3.0**	3.5

Net periodic pension benefit costs include the following components:

For the year ended November 30 (in thousands)	Pension benefits 2001 $	2000 $
Service cost	**301**	277
Interest cost	**223**	213
Benefit cost	**524**	490

In Asia Pacific, retirement indemnities, for which the Company has accrued $0.3 million at November 30, 2001 (2000: $0.3 million) are paid as a lump sum upon retirement. They are primarily based upon the employees' years of service and salary levels.

12. Bank overdraft and lines of short-term credit

As of November 30, 2001, the Company has external, third-party bank overdraft and lines of credit and short-term loan notes totalling $45.9 million (2000: $38.3 million). Amounts borrowed pursuant to these facilities bear interest at rates ranging from 4.22% to 6.75% at November 30, 2001. As of November 30, 2001 short-term borrowings under these facilities totalled $5.2 million (2000: $1.8 million).

13. Long-term debt and capital lease obligations

The Company's principal credit facility is a $440.0 million Secured Multi-Currency Revolving Facility (the "Secured Credit Facility") with a syndicate of banks, the lead banks being Den norske Bank ASA, Banc of America Securities LLC, Salomon Brothers International Limited, HSBC Bank plc and ING Barings LLC. The Secured Credit Facility was entered into on September 22, 2000.

The Secured Credit Facility is a five-year revolving credit facility, which reduces to $385.0 million and $330.0 million on August 31, 2002 and August 31, 2003, respectively. The total amount which can be drawn under the facility and the interest charge on outstanding debt is based on the ratio of the Company's debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"). The interest charge will range from 0.75% to 1.75% over the London InterBank Offer Rate (" LIBOR"). Debt under the Secured Credit Facility is secured by a first priority mortgage on certain of the Company's ships.

Under the Secured Credit Facility agreement, the Company is permitted to borrow up to $100.0 million from SNSA provided that this debt is subordinate and junior to all indebtedness due under the agreement.

As of November 30, 2001, the Company had available bank facilities of $485.9 million of which $340.2 million were utilized. Of the bank facilities utilized, $335.0 million was classified as long-term debt.

Long-term debt, excluding borrowings from SNSA, comprises the following:

As of November 30 (in thousands)	2001 $	2000 $
Revolving credit agreement with a weighted average interest rate of 3.82% (2000: 8.31%)	**335,000**	265,000
Other bank borrowings	**17**	32
	335,017	265,032
Less: current portion	**(17)**	(16)
Long-term debt	**335,000**	265,016

The net book value of assets collateralizing this debt was $365.3 million as of November 30, 2001.

Total debt outstanding at November 30, 2001 is repayable as $335.0 million in U.S. Dollars.

Minimum annual principal repayments of debt for the fiscal years subsequent to November 30, 2001 are as follows:

(in thousands)	$
2002	17
2003	5,000
2005	330,000
	335,017

The Secured Credit Facility contains various financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to net worth and maximum consolidated debt to EBITDA.

At November 30, 2001, property under capital leases, comprising operating and other equipment, amounts to $31.9 million, at cost. Accumulated amortization of these leases is $3.5 million.

Minimum payments under capital leases at November 30, 2001, which are due primarily in U.S. Dollars, are as follows:

(in thousands)	$
2002	25,051
2003	20
2004 to 2006	7
Total minimum lease payments	25,078
Less: Amount representing interest and executory costs	(1,416)
Present value of net minimum lease payments	23,662

14. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise the following:

As of November 30 (in thousands)	2001 $	2000 $
Invoice accruals	**230,243**	154,758
Trade payables	**108,750**	97,418
Trade notes payable	**151**	790
Other	**10,296**	2,658
	349,440	255,624

15. Related party transactions

Related party transactions consisted of the following charges paid to SNSA:

For the year ended November 30 (in thousands)	2001 $	2000 $	1999 $
Management services	**3,676**	3,290	2,500
Interest charges	**394**	3,561	10,412
Guarantee fees	–	282	–

Management services comprise charges for legal, administrative, treasury, taxation, insurance and information technology services performed by SNSA for the Company.

Short-term payables due to SNSA of $9.5 million as of November 30, 2001 (2000: $8.5 million) relate primarily to outstanding insurance premiums and management service charges.

16. Restructuring and reorganization program

In 2000, in relation to the integration of ETPM, the Company recorded restructuring charges of $3.3 million. Additionally, the Company capitalized costs of $1.0 million, net of tax, as an adjustment to the purchase price of ETPM.

The costs are summarized in the table below.

For the year ended November 30, 2000 (in thousands)	Expensed (non-recurring items) $	Capitalized $	Total $
Redundancy costs	2,610	–	2,610
Lease costs, net of tax of $0.4 million	–	961	961
Integration costs	684	–	684
Total	3,294	961	4,255

The reorganization program removed duplicate capacity in the U.K. and SEAME regions. The Company recorded redundancy costs of $0.9 million to close the former ETPM sites in the U.K. and transfer all administrative and operational functions to the Company's office in Aberdeen, Scotland and $1.7 million to close its office in Marseille, France and transfer all operational and administrative functions for the SEAME region to Paris, France. The costs associated with leasing and maintaining the U.K. premises while vacant and, subsequently terminating the leases, amounted to $1.0 million. The lease costs were capitalized as an adjustment to the purchase price of ETPM. Additionally, integration costs of $0.7 million were incurred

to introduce common information and reporting systems and to standardize processes. All redundancy, integration and lease costs have been fully paid, and there is no outstanding provision for such costs at November 30, 2001.

During 1999, the Company carried out a reorganization of its North Sea operations and closed offices in the U.K. and Norway. Non-recurring costs amounting to $1.6 million were expensed, of which $1.3 million related to redundancy and relocation costs and $0.3 million related to other administrative costs. All costs relating to this reorganization were paid out during 1999 and 2000, and there is no outstanding provision for such costs at November 30, 2001.

17. Operating leases

Total operating lease commitments as of November 30, 2001 amount to $103.6 million. Charter hire obligations towards certain construction support, diving support, survey and inspection ships account for $53.9 million of the total commitments. The remaining obligations relate to office facilities and equipment.

Total minimum annual lease commitments are payable as follows:

(in thousands)	$
2002	25,803
2003	22,874
2004	15,505
2005	13,809
2006	11,263
Thereafter	14,299
	103,553

(in thousands)	$
Norwegian Kroner	47,124
Euros	33,168
U.S. Dollars	15,920
British Pounds	6,633
Singapore Dollars	488
Australian Dollars	220
	103,553

Total operating lease rentals charged as an expense for the year ended November 30, 2001 were $21.4 million (2000: $23.2 million and 1999: $28.1 million).

Future minimum lease payments have not been reduced by future minimum sublease rentals of $3.7 million under operating leases.

18. Segment and related information

In 1999, the Company adopted SFAS No.131, *"Disclosures about Segments of an Enterprise and Related Information"* which changed the way the Company reported information about its operating segments.

The Company has reportable segments based on the geographic distribution of the activities as follows: the Asia Pacific reporting segment includes all activities east of the Indian sub-continent including Australasia; the North America reporting segment includes all activity in Canada, the U.S. and Central America; the Norway reporting segment includes all activities in Scandinavia and the Baltic states; the SEAME reporting segment covers activities in Southern Europe and Africa, India and the Middle East; the South America reporting segment incorporates activities in South America and the islands of the southern Atlantic Ocean; and the U.K. reporting segment includes activities in the U.K., Ireland, Germany, Belgium, The Netherlands and islands in the northern Atlantic Ocean. The Corporate reporting segment includes items that cannot be allocated to one particular region. This reporting segment includes activities of the SHL and NKT joint ventures; Serimer DASA, a contract welding services entity employed both onshore and offshore by pipelay contractors; Paragon and Litwin, which both provide engineering services for the offshore oil and gas industry. Also included in Corporate are assets which have global mobility including construction support ships and ROVs; other assets that are used globally and therefore cannot be attributed to any one reporting segment; and management and corporate services provided for the benefit of the whole group, including engineering, finance and legal departments.

The accounting policies of the reporting segments are the same as those described in Note 2. The segmental information is presented after the elimination of intercompany balances between the reportable segments. For the years ended November 30, 2000 and 1999, inter segment sales and transfers are not significant. For the year ended November 30, 2001, Corporate shows a significant increase in net operating revenue. This revenue arises from Paragon and Litwin, which were acquired during 2001.

Summarized financial information concerning each of the Company's reportable segments is provided in the following tables:

For the year ended November 30, 2001 (in thousands)	Asia Pacific $	North America $	Norway $	SEAME $	South America $	U.K. $	Corporate $	Total $
Net operating revenue – external	39,437	276,681	110,631	520,207	50,472	214,721	43,789	1,255,938
Net operating revenue – internal[a]	4,255	78,970	36,768	78,311	12,674	53,080	4,567	–
Equity in net income of non-consolidated joint ventures	–	–	5,798	10,902	–	–	(5,045)	11,655
Depreciation and amortization	(2,015)	(21,546)	(1,074)	(5,984)	(6,003)	(1,480)	(53,648)	(91,750)
Impairment of Comex trade name	–	–	–	–	–	–	(7,932)	(7,932)
Research and development expense	–	–	–	–	–	–	(393)	(393)
Interest expense	(421)	(2,942)	(118)	(2,891)	(2,285)	(458)	(20,156)	(29,271)
Interest income	–	–	–	–	–	–	2,451	2,451
Income tax (expense) benefit	(3,242)	–	1,025	(19,672)	–	4,269	(2,999)	(20,619)
Net (loss) income	(3,238)	(36,191)	12,746	4,857	5,494	5,554	(3,425)	(14,203)
Segment assets	37,449	325,613	55,475	294,267	87,517	81,050	678,892	1,560,263
Long-lived assets[b]	14,328	70,244	12,839	64,875	62,092	13,073	613,741	851,192
Investments in and advances to non-consolidated joint ventures	–	–	5,684	7,865	–	–	21,980	35,529
Capital expenditures	270	1,789	430	4,060	18,824	–	37,495	62,868

For the year ended November 30, 2000 (in thousands)	Asia Pacific $	North America $	Norway $	SEAME $	South America $	U.K. $	Corporate $	Total $
Net operating revenue	40,507	122,314	198,779	444,877	52,836	123,607	500	983,420
Equity in net income of non-consolidated joint ventures	–	–	1,019	9,427	–	–	(4,653)	5,793
Depreciation and amortization	(2,591)	(21,717)	(1,102)	(4,770)	(5,972)	(3,620)	(42,345)	(82,117)
Research and development expense	–	–	–	–	–	–	(950)	(950)
Restructuring charge	–	–	–	(1,793)	–	(1,501)	–	(3,294)
Interest expense	(642)	(5,225)	(626)	(1,503)	(2,206)	(1,199)	(20,756)	(32,157)
Interest income	–	–	–	–	–	–	2,165	2,165
Income tax (expense) benefit	(104)	5,940	3,662	(10,867)	(340)	3,483	2,004	3,778
Net (loss) income	(15,020)	(15,285)	6,719	9,242	8,081	(5,724)	(22,456)	(34,443)
Segment assets	32,974	268,663	62,301	253,625	77,559	97,316	610,334	1,402,772
Long-lived assets[b]	16,450	88,924	6,527	73,127	66,207	26,786	586,554	864,575
Investments in and advances to non-consolidated joint ventures	–	–	2,470	8,488	–	–	26,046	37,004
Capital expenditures	438	3,107	337	3,769	20,307	9	33,757	61,724

[a] Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero.

[b] Long-lived assets include net fixed assets, investments in and advances to non-consolidated joint ventures and deposits and non-current receivables.

For the year ended November 30, 1999 (in thousands)	Asia Pacific $	North America $	Norway $	SEAME $	South America $	U.K. $	Corporate $	Total $
Net operating revenue	42,715	156,399	164,539	57,114	56,355	162,032	1,572	640,726
Equity in net income of non-consolidated joint ventures	–	–	3,526	1,145	–	–	526	5,197
Depreciation and amortization	(2,417)	(24,127)	(2,476)	(1,413)	(5,244)	(2,149)	(18,310)	(56,136)
Research and development expense	–	–	–	–	–	–	(1,162)	(1,162)
Restructuring charge	–	–	(1,261)	–	–	(378)	–	(1,639)
Interest expense	(455)	(3,948)	(1,845)	(555)	(987)	(1,711)	(8,191)	(17,692)
Interest income	–	–	–	–	–	–	966	966
Income tax benefit (expense)	465	14,609	(4,593)	530	–	(2,803)	301	8,509
Net (loss) income	(4,548)	8,521	11,190	3,928	8,776	(2,283)	(9,371)	16,213
Capital expenditures	3,704	9,030	913	380	14,661	1,818	60,412	90,918

(a) Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero.

(b) Long-lived assets include net fixed assets, investments in and advances to non-consolidated joint ventures and deposits and non-current receivables.

During the year ended November 30, 2001, two customers of the Company each individually accounted for more than 10% of the Company's revenue. The revenue from the largest customer was $269.2 million and was attributable to the SEAME reporting segment (2000: $198.2 million attributable to the Norway, SEAME, U.K. and North America reporting segments). The revenue from the second customer was $131.5 million and was attributable to the North America reporting segment.

During the year ended November 30, 2000, in addition to the largest customer described in the comparative information above, another customer accounted for more than 10% of the Company's revenue. The revenue from this customer was $99.3 million and was attributable to the Asia Pacific, Norway, SEAME, U.K. and North America reporting segments.

During the year ended November 30, 1999, one customer accounted for more than 10% of the Company's revenue. Revenue from this customer was $76.5 million and was attributable to the Norway reporting segment.

19. Common Shares, Class A Shares and Class B Shares

The Company has authorized share capital of 140,000,000 Common Shares, par value $2.00 per share, and 34,000,000 Class B Shares, par value $2.00 per share. Class B Shares are convertible into Common Shares, on a two-for-one basis, at any time at the option of the Class B shareholders.

On March 7, 2001, the Company reorganized the share structure of the Company by increasing the authorized share capital of the Company from 102,000,000 to 140,000,000 Common Shares and reclassifying all outstanding Class A Shares to Common Shares on a one-for-one basis.

On February 4, 2000, the Company issued 6,142,857 Class A Shares, which have subsequently been reclassified to Common Shares on a one-for-one basis, as partial consideration for its acquisition of the French offshore construction and engineering company ETPM as described in Note 3.

During 2000, the Company, through a series of transactions, issued 19,775,223 Class A Shares, which have subsequently been reclassified to Common Shares on a one-for-one basis, to SNSA for cash of $200.0 million.

On December 7, 1999, the Company issued 1,758,242 Class A Shares, which have subsequently been reclassified to Common Shares on a one-for-one basis, as partial consideration for its acquisition of the 49% interest in NKT as described in Note 3.

As of November 30, 2001, 70,228,536 Common Shares and 34,000,000 Class B Shares were outstanding. SNSA holds 42% of the Common Shares and 100% of the Class B Shares which represents an economic interest of 53% of the Company and 61% of the voting rights.

Common Shares and Class B Shares vote as a single class on all matters submitted to a vote of shareholders, with each share entitled to one vote, with the exception of recapitalization, reclassification or similar transactions affecting the relative rights, preferences and priorities of the Common Shares and Class B Shares, which require an affirmative vote of the holders of a majority of the outstanding Common Shares and Class B Shares each voting as a separate class. With respect to liquidation and dividend rights, the Class B Shares receive $0.005 per share for each $0.01 per Common Share.

Luxembourg law requires that 5% of the Company's unconsolidated net profits each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of the stated capital of the Company, as represented by Common Shares and Class B Shares, after which no further allocations are required until further issuance of shares.

The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding Common Shares and Class B Shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

No portion of retained earnings represents undistributed earnings of non-consolidated joint ventures at November 30, 2001 or 2000.

20. Share option plan

On April 28, 1993 the Company adopted a share option plan ("the Plan") covering 7.7 million shares represented by Common Shares, Class A Shares or any combination thereof not exceeding 7.7 million. Since March 7, 2001, all Class A Share options, when exercised, are automatically converted into Common Shares.

The Company accounts for awards granted to directors and key employees under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for all share option grants in fiscal years 2001, 2000 and 1999 been determined consistent with SFAS No.123, the Company's net (loss)income and net (loss)income per share would be changed to the following pro forma amounts:

For the year ended November 30 (in thousands, except per share data)	**2001** **$**	2000 $	1999 $
Net (loss) income	**(14,203)**	(34,443)	16,213
Net (loss) income pro forma	**(17,944)**	(37,633)	13,644
(Loss) income per share, as reported			
Basic	**(0.16)**	(0.44)	0.27
Diluted	**(0.16)**	(0.44)	0.27
(Loss) income per share pro forma			
Basic	**(0.21)**	(0.48)	0.23
Diluted	**(0.21)**	(0.48)	0.23

Options may be granted under the Plan which are exercisable during periods of up to ten years. The options granted under the Plan will be at an exercise price not less than the fair market value per share at the time the option is granted. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. A Compensation Committee appointed by the Company's Board of Directors administers the Plan. Options are awarded at the discretion of the Company to Directors and key employees.

The following tables reflects activity under the Plan for the three-year period ended November 30, 2001:

For the year ended November 30	2001		2000		1999	
	Shares	Weighted average exercise price $	Shares	Weighted average exercise price $	Shares	Weighted average exercise price $
Outstanding at beginning of year	**2,533,249**	**10.00**	2,088,736	9.44	1,971,304	8.94
Granted	**640,300**	**13.43**	880,949	10.34	365,304	10.49
Exercised	**(75,612)**	**6.98**	(309,237)	6.14	(121,901)	4.71
Forfeited	**(73,527)**	**11.15**	(127,199)	11.63	(125,971)	10.32
Outstanding at end of year	**3,024,410**	**10.77**	2,533,249	10.00	2,088,736	9.44
Exercisable at end of year	**1,477,306**	**9.65**	1,037,466	8.99	971,944	7.72
Weighted average fair value of options granted		**10.36**		7.43		8.12

All share data and per share data has been restated to reflect the share reclassification on March 7, 2001 whereby Class A Shares were reclassified to Common Shares on a one-for-one basis.

The fair value of each share option grant is estimated as of the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

	2001	2000	1999
Risk free interest rates	**5.62%**	6.55%	5.82%
Expected lives	**7 years**	7 years	7 years
Expected volatility	**81.0%**	70.2%	88.0%
Expected dividend yields	–	–	–

The following tables summarize information about share options outstanding as of November 30, 2001:

As of November 30, 2001	Options outstanding			Options exercisable	
Range of exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable	Weighted average exercise price $
Common Shares					
$13.56 – 16.58	**800,300**	**8.79**	**14.25**	**137,625**	**16.58**
$7.82 – 11.12	**13,000**	**9.73**	**9.81**	**–**	**–**
$5.17 – 7.38	**121,830**	**4.95**	**5.74**	**121,830**	**5.74**
$2.71 – 3.00	**111,750**	**3.77**	**2.77**	**111,750**	**2.77**
	1,046,880	**7.82**	**11.98**	**371,205**	**8.87**
Class A Shares					
$12.13 – 16.58	**106,250**	**6.72**	**16.18**	**74,938**	**16.44**
$7.82 – 11.13	**1,115,187**	**8.16**	**10.21**	**353,234**	**10.19**
$5.17 – 7.38	**61,290**	**4.95**	**5.74**	**61,290**	**5.74**
$2.71 – 3.00	**52,125**	**3.80**	**2.77**	**52,125**	**2.77**
	1,334,852	**7.73**	**10.19**	**541,587**	**9.83**

As part of the acquisition of the former Ceanic Corporation in 1998, holders of Ceanic share options were entitled to exercise all vested and one-third of the unvested options, or to convert any portion thereof to vested Stolt Offshore S.A. Common Share options. Their remaining two-thirds unvested Ceanic share options were automatically converted to unvested Stolt Offshore S.A. Common Share options at the date of acquisition. The following table summarizes information about these options which are outstanding as at November 30, 2001:

	Options outstanding			Options exercisable	
Range of exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable	Weighted average exercise price $
Common Shares					
$7.82 – 11.20	**530,149**	**5.93**	**10.75**	**464,541**	**10.76**
$5.21 – 7.38	**112,529**	**5.50**	**6.42**	**99,973**	**6.43**
	642,678	**5.85**	**9.99**	**564,514**	**9.99**

21. Profit sharing plan

During 1993 the Company adopted a profit sharing plan which distributes 10% of the Company's net income after specified adjustments, to certain of its employees worldwide. The determination of an employee's individual award will be based on salary and overall contribution to the Company. The Compensation Committee appointed by the Company's Board of Directors administers this plan. No charge in respect of profit sharing has been included in the statement of operations for each of the years ended November 30, 2001, 2000 and 1999.

22. Commitments and contingencies

The Company has issued performance bonds amounting to $418 million at November 30, 2001. In the normal course of business, the Company provides project guarantees to guarantee the project performance of subsidiaries and joint ventures to third parties.

At November 30, 2001, the Company has committed to purchase fixed assets of $15.1 million from external suppliers.

Coflexip S.A. ("CSO") has commenced legal proceedings through the U.K. High Court against three subsidiaries of Stolt Offshore S.A. claiming infringement of a certain patent held by CSO relating to flexible flowline laying technology in the U.K. Judgment was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. The Company appealed and the Appeal Court maintained the validity of the patent and broadened its application compared to the High Court decision. The Company has applied for leave to appeal the Appeal Court decision to the House of Lords, which has now been denied. During 2001, CSO submitted an amended claim to damages claiming the lost profits on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects. The total claim is for approximately $89 million, up from approximately $14 million claimed previously, plus interest, legal costs and a royalty for each time that the flexible lay system tower on the *Seaway Falcon* was brought into U.K. waters. The Company estimates that the total claim will be of the order of $115 million. In the alternative, CSO claims a reasonable royalty for each act of infringement, interest and legal costs. CSO has not quantified this claim, but it will be considerably less than the claim to lost profits. The Company, in consultation with its advisers, has assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $115 million and has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, *"Accounting for Contingencies"*, the Company has provided $1.5 million in the financial statements, being the lower amount of the range. The amount of damages is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.

In September 1999, the Company terminated its charter of the ship, *Toisa Puma*, for default. The Company is currently in arbitration with the owners who are contesting that the termination was wrongful. The arbitration has held that the ship was in breakdown, but that the termination was nevertheless wrongful. The Company applied for leave to appeal the decision to the High Court, which has been denied. During 2001, the owner has quantified his claim to approximately $8 million. The Company has disputed the magnitude of the claim in relation to lack of instigation, lack of cost savings and lack of actual loss for parts of the claim. In addition, the Company has a counterclaim related to the breakdown of the ship. The Company, in consultation with its advisers, has assessed the range of possible outcomes for the resolution of damages with the upper amount being $8 million. The Company has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, the Company has provided in the financial statements an amount to cover the liability for damages which is at the lower amount of the range. The amount of such liability is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.

Legal costs are expensed as incurred.

In the ordinary course of business, various claims, suits and complaints have been filed against the Company. In the opinion of management, all such matters are adequately covered by indemnity agreements, recorded provisions in the financial statements and insurance or, if not so covered, would not have a material effect on the financial position, results of operations or cash flows of the Company if resolved unfavorably.

23. Financial instruments

The Company operates in a large number of countries throughout the world and, as a result, is exposed to currency fluctuations largely as a result of incurring operating expenses in the normal course of business. The Company's major foreign currency exposures are to the Euro, British Pound and Norwegian Krone. To manage this volatility, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. For the residual portion, the Company enters into derivative instruments pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. Designation is performed on a specific exposure basis to support hedge accounting. The changes in the fair value of these derivative instruments are offset in part or in whole by corresponding changes in the fair value of cash flows of the underlying exposures being hedged. The Company does not hold or issue derivative instruments for trading purposes.

All of the Company's derivative instruments are over the counter instruments entered into with major financial credit institutions to hedge the Company's committed exposures. The Company's derivative instruments are primarily

standard foreign exchange forward contracts which subject the Company to a minimum level of exposure risk and have maturities of less than 18 months. The Company does not consider that it has a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments.

The following foreign exchange forward contracts, maturing between December 13, 2001 and June 27, 2002 were outstanding as of November 30, 2001:

For the year ended November 30 *(in thousands)*	**2001**		*2000*	
	Purchase	**Sell**	Purchase	Sell
Euros	**23,396**	–	143,894	–
Singapore Dollars	**300**	–	–	–
Norwegian Kroner	–	–	97,000	–
British Pounds	–	–	–	7,240

As of November 30, 2001, the fair values of these derivative instruments were recorded in the consolidated balance sheet as $0.8 million in assets and $0.8 million in liabilities. Gains and losses on these instruments are deferred in OCI until the underlying transaction is recognized in the results of operations. Qualifying cash flow hedges currently deferred in OCI are not material. These amounts will be reclassified into results of operations as the underlying transactions are recognized.

During the year ended November 30, 2001, no amount was recognized in the statement of operations for an amount relating to a hedge's ineffectiveness or to a discontinued fair value hedge or cash flow hedge.

The following table summarizes the estimated fair value amounts of the Company's other financial instruments which have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgment is required to develop these estimates of fair values, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

As of November 30	**2001**		*2000*	
(in millions)	**Carrying amount $**	**Fair value $**	*Carrying amount $*	*Fair value $*
Financial assets				
Cash and cash equivalents	**11.7**	**11.7**	6.3	6.3
Financial liabilities				
Bank overdrafts	**5.2**	**5.2**	1.8	1.8
Long-term debt	**335.0**	**335.0**	265.0	265.0

The carrying amounts of cash and cash equivalents and bank overdrafts approximate their fair value. The estimated value of the Company's long-term debt is based on interest rates at November 30, 2001 and 2000 using debt instruments of similar risk.

24. Subsequent events

Vinci, owner of the 6,142,857 Common Shares issued as partial consideration in the acquisition of ETPM in December 1999, has advised the Company of its intention to sell all of the shares as permitted by the ETPM acquisition agreement. The Company in turn has advised Vinci that it will organize the sale and it is the Company's intention to buy the shares back in the second quarter of 2002. The transaction will be funded through the use of existing credit facilities and the sale of Common Shares to SNSA and other interested parties for up to $65.0 million.

Regional Offices

Asia Pacific
Stolt Offshore Pte
25 Loyang Offshore Supply Base
Sops Way Mailbox 5136
Singapore 508988, Singapore
Tel: +65 6 545 6066
Fax: +65 6 545 6618

North America
Stolt Offshore Inc.
900 Town and Country Lane, Suite 400
Houston TX 77024, United States
Tel: +1 713 430 1100
Fax: +1 713 461 0039

North Sea – Norway
Stolt Offshore AS
Verven 4
PO Box 740
4004 Stavanger, Norway
Tel: +47 51 84 50 00
Fax: +47 51 83 59 00

North Sea – United Kingdom
Stolt Offshore Limited
Bucksburn House
Howes Road
Aberdeen AB16 7QU, United Kingdom
Tel: +44 1224 718200
Fax: +44 1224 715129

South America
Stolt Offshore S.A.
Rua Mexico, No 3/11° and
Centro-Rio de Janeiro
20031-144, RJ–Brazil
Tel: +55 21 220 6060
Fax: +55 21 220 5401

Southern Europe, Africa and the Middle East
Stolt Offshore S.A.
32 avenue Pablo Picasso
92754 Nanterre cédex, France
Tel: +33 1 40 97 63 00
Fax: +33 1 40 97 63 33

Stock trading history

Common Shares – Oslo Stock Exchange (Norwegian Kroner) Ticker STO

For year ended November 30, 2001	Q1	Q2	Q3	Q4
High	138	141	137	85
Low	88	117	80	57

Common Shares – Nasdaq (U.S. Dollars) Ticker SOSA

For year ended November 30, 2001	Q1	Q2	Q3	Q4
High	15.25	15.88	14.65	9.40
Low	9.50	12.69	8.46	6.15

Shareholder Information

Common shares – on Olso Stock Exchange under symbol STO and on Nasdaq as an American Depositary Receipt ("ADR") under symbol SOSA

Common Shares	70,228,536
Class B Shares	34,000,000

Each Class B share represents one-half of the economic interest of one Common Share. Common and Class B Shares carry one voting right. Therefore there are a total of 87,228,536 economically equivalent shares outstanding. All of the Class B Shares and 700,000 of the Common Shares are owned by Stolt-Nielsen Transportation Group Ltd., a wholly owned subsidiary of Stolt-Nielsen S.A.

March 28, 2002 at 9.30 am
Citibank N.A.
399 Park Avenue
Twelfth Floor
New York, NY 10043
United States

April 3, 2002 at 8.30 am
Den norske Bank ASA
Auditorium
Stranden 21
N-0251 Oslo 2
Norway

May 2, 2002 at 3.00 pm
Services Généraux de Gestion S.A.
23, avenue Monterey
L-0286 Luxembourg

www.stoltoffshore.com

Copies of press releases, quarterly earnings releases, annual report and SEC Form 20-F are available on the Company's internet site or by contacting:

Fiona Harris
Group Manager – Marketing Support
Stolt Offshore M.S. Limited
Bucksburn House
Howes Road
Aberdeen AB16 7QU
United Kingdom
Tel: +44 1224 718540
+1 877 603 0267 (U.S. Toll Free)
Fax: +44 1224 715957
Email: fiona.harris@stoltoffshore.com

Shareholders, securities analysts, portfolio managers, representatives of financial institutions and the press may contact:

Julian Thomson
Group Manager Communications and Investor Relations
Stolt Offshore M.S. Limited
Bucksburn House
Howes Road
Aberdeen AB16 7QU
United Kingdom
Tel: +44 1224 718436
+1 877 603 0267 (U.S. Toll Free)
Fax: +44 1224 715957
Email: julian.thomson@stoltoffshore.com

Common Shares
Den norske Bank ASA
Stranden 21
N-0250 Oslo 2
Norway
Tel: +47 22 94 94 93
Fax: +47 22 48 11 71
Email: grethe.nes@dnb.no

Common Shares – ADRs
Citibank N.A.
ADR Department
111 Wall Street, 20th Floor
New York, NY 10043
United States
Tel: +1 877 248 4237
www.citibank.com/adr

Arthur Andersen
Glasgow, United Kingdom

The Company currently intends to retain any earnings for the future operation and growth of the business. The Board of Directors will review this policy from time to time in light of the Company's earnings, financial condition, prospects, tax consideration and foreign exchange rates. The Company will pay dividends, if any, in U.S. Dollars.

Designed and produced by CGI BrandSense. Black and white photography by Chris Moyse. Illustration by Grundy & Northedge. Printed by Wace.



Stolt Offshore M.S. Limited
Dolphin House
Windmill Road
Sunbury-on-Thames
Middlesex, TW16 7HT
United Kingdom

Tel: +44 1932 773700
Fax: +44 1932 773701

www.stoltoffshore.com

Time Sensitive Materials

CITIBANK

Depositary's Notice of Shareholders' Meeting of Stolt Offshore S.A.

ADSs:	American Depositary Shares, evidenced by American Depositary Receipts ("ADRs").
ADS CUSIP No.:	861567105.
ADS Record Date:	March 22, 2002.
Meeting Specifics:	Annual General Meeting - May 2, 2002 at 3:00 P.M. (local time) at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.
Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.
ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on April 25, 2002.
Deposited Securities:	Common shares, $2.00 par value per Share, of Stolt Offshore S.A., a company incorporated with limited liability under the laws of Luxembourg (the "Company").
ADS Ratio:	1 Common Share to 1 ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Den norske Bank ASA, Oslo, Norway.
Deposit Agreement:	Deposit Agreement, dated as of June 25, 1998, among the Company, the Depositary and all Holders and Beneficial Holders from time to time of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to **10:00 A.M.** (New York City time) on **April 25, 2002.**

The Company has announced that an Annual General Meeting of Shareholders (the "Meeting") will be held at the date, time and location identified above. **A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.***

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

---

* Pursuant to Section 4.9 of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to any applicable provisions of the laws of Luxembourg and the Articles of Association of the Company, and the provisions of or governing the Deposited Property, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders' ADSs.

The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on April 25, 2002 for action to be taken.

2002 VOTING INSTRUCTIONS | **AMERICAN DEPOSITARY SHARES**

Stolt Offshore S.A.

CUSIP No.:	861567105.
ADS Record Date:	March 22, 2002.
Meeting Specifics:	Annual General Meeting - May 2, 2002 at 3:00 P.M. (local time) at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.
Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of June 25, 1998.
Deposited Securities:	Common shares, $2.00 par value per Share, of the Company.
Custodian:	Den norske Bank ASA, Oslo, Norway.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

this example

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

	FOR	AGAINST	ABSTAIN
1			
2			
3			
4			
5(a)		N/A	
5(b)		N/A	
5(c)		N/A	
5(d)		N/A	
5(e)		N/A	
5(f)		N/A	
5(g)		N/A	
5(h)		N/A	
6			

SIGNATURE(S) ______________________ Date ____________

Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

DETACH HERE

1. Approval of the Annual Meeting Date.
2. Approval of Financial Statements.
3. Discharge of Directors and Statutory Auditors.
4. Approval of Authorization of Share Repurchases.
5. Election of Directors.
   - (a) Jacon Stolt-Nieslen
   - (b) James B. Hurlock
   - (c) Haakon Lorentzen
   - (d) Fernand Poimboeuf
   - (e) J. Frithjof Skouverøe
   - (f) Niels G. Stolt-Nielsen
   - (g) Bernard Vossier
   - (h) Mark Woolveridge
6. Election of Statutory Auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2002

STOLT OFFSHORE S.A.

By: 

Alan B. Winsor, Attorney-in-Fact